Exhibit 99.2

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2011

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the year ended December 31, 2011 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS” as issued by the International Accounting Standards Board (“IASB”)). Previously, the Company prepared its annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s 2010 comparatives in this MD&A have been restated and presented in accordance with IFRS. As the Company’s IFRS transition date was January 1, 2010, 2009 comparative information included in this MD&A has not been restated. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of February 15, 2012.

2011 HIGHLIGHTS

•	Gold production of 687,900 ounces for the fourth quarter and 2,514,700 ounces for 2011, compared to 689,600 ounces and 2,520,300 ounces (1), respectively, in 2010.

•

Total cash costs of $261 per ounce for the fourth quarter, compared to $164 per ounce for the fourth quarter of 2010, and $223 per ounce for 2011, compared to $274 per ounce in 2010. On a co-product basis, cash costs were $529 and $534 per gold ounce for the fourth quarter and 2011, respectively, compared to $472 and $446 per gold ounce, respectively, in 2010. (2)

•

Net earnings attributable to shareholders of Goldcorp amounted to $405 million for the fourth quarter ($0.50 per share) and $1,881 million ($2.34 per share) for 2011, compared to net earnings of $560 million ($0.76 per share) and $2,051 million ($2.79 per share), respectively, in 2010. Adjusted net earnings amounted to $531 million ($0.66 per share) for the fourth quarter and $1,786 million ($2.22 per share) for 2011, compared to $431 million ($0.59 per share) and $1,048 million ($1.43 per share), respectively, in 2010. (3)

•

Operating cash flows from continuing operations of $727 million for the fourth quarter and $2,366 million for 2011, compared to $681 million and $1,764 million, respectively, in 2010. Operating cash flows before working capital changes of $831 million for the fourth quarter and $2,692 million for 2011, compared to $648 million and $1,693 million, respectively, in 2010. (4)

•	Free cash flows of $205 million for the fourth quarter and $571 million for 2011, compared to $304 million and $539 million, respectively, in 2010. (5)

•	Dividends paid of $330 million in 2011, compared to $154 million in 2010.

•	During the fourth quarter of 2011, the Company achieved the following significant milestones:

•	A certificate of authorization was issued by the Quebec Minister of Sustainable Development, Environment & Parks allowing full construction of the Éléonore gold project to commence immediately.

•

The Company announced the approval of the amended Environmental Impact Assessment (“EIA”) by Provincial authorities in the province of Santa Cruz for the development and construction of the Cerro Negro gold project to commence immediately.

•

On November 23, 2011, the Company announced it had entered into a $2 billion senior revolving credit facility with 15 lenders, replacing the existing $1.5 billion facility. The new facility will be used to finance growth opportunities and for general corporate purposes.

GOLDCORP    |    1

(in United States dollars, tabular amounts in millions, except where noted)

•

On August 31, 2011, the Company and Xstrata Queensland Limited (“Xstrata”) signed a definitive agreement with Yamana Gold Inc. (“Yamana”) granting Minera Alumbrera Limited SA (“Alumbrera SA”), an entity jointly controlled by the Company, Xstrata and Yamana, an exclusive four-year option to acquire Yamana’s interest in the Agua Rica project in northwest Argentina.

•

During June 2011, 7.8 million of the Company’s outstanding share purchase warrants were exercised for total cash proceeds of C$350 million ($358 million). The remaining 1.4 million share purchase warrants expired unexercised.

•

On February 8, 2011, the Company disposed of its 10.1% equity interest in Osisko Mining Corporation (“Osisko”) for gross cash proceeds of $536 million resulting in a net gain on the date of disposition of $279 million.

2012 DEVELOPMENTS

•	On January 9, 2012, the Company announced the decision to proceed with construction of the El Morro project, commencing September 2012.

•

On January 27, 2012, the Company announced that, in association with the agreement between the Government of Guatemala and the Guatemalan Chamber of Industry to voluntarily increase the royalties paid on the production of precious metals from 1% to 4% of gross revenue, the Company will pay an additional 1% voluntary royalty.

(1)

Performance measure which includes the results of the San Dimas mining operation (“San Dimas”) to August 6, 2010, the date of disposition, and which for financial statement reporting purposes has been reclassified as discontinued operations.

(2)

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production costs.

Commencing January 1, 2011, total cash costs on a co-product basis are calculated by allocating production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices as compared to realized sales prices. The Company has restated prior period comparisons of co-product total cash costs accordingly. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2011	2010	2009
Gold	$1,250	$1,000	$750
Silver	20	16	10
Copper	3.25	2.75	1.75
Lead	0.90	0.80	-
Zinc	0.90	0.80	-

Using actual realized sales prices, co-product total cash costs would be $533 per gold ounce for the three months ended December 31, 2011 (year ended December 31, 2011 – $529). Refer to page 43 for a reconciliation of total cash costs to reported production costs.

(3)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 44 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(4)

Operating cash flows before working capital changes is a non-GAAP performance measure which the Company believes provides additional information about the Company’s ability to generate cash flows from its mining operations.

(5)

Free cash flows is a non-GAAP performance measure which the Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid from net cash provided by operating activities of continuing operations. Refer to page 46 for a reconciliation of free cash flows to reported net cash provided by operating activities of continuing operations.

2    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW

Goldcorp Inc. is a leading gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).

At December 31, 2011, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine, the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.

The Company’s significant development projects at December 31, 2011 include the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the Pueblo Viejo gold project (40% interest) in the Dominican Republic; the El Morro gold/copper project (70% interest) in Chile; the Camino Rojo and Noche Buena gold/silver projects in Mexico; and the Cerro Blanco gold/silver project in Guatemala. Goldcorp also owns a 40.6% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal (“Escobal”) silver project in Guatemala, and a 35.3% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine) in Mexico.

2011 was a volatile year for equity markets globally. Significant sell-offs were evidenced in July and August as the U.S. sovereign debt downgrade was pending and the European sovereign debt situation worsened. Equity markets did recover with varying degrees and were led by the U.S. Dow Jones Index. Liquidity remained ample during the year as the U.S. Federal Reserve maintained a low interest rate policy through actions such as Operation Twist. Central bankers around the world, like China and Europe, acted in concert with the Americans to lower interest rates as the year progressed.

This economic environment has been supportive for the gold price and helped propel gold to a record high of $1,920 in September before two sharp corrections saw the price close the year at $1,563. Gold has maintained its status as a “safe haven asset” and a legitimate component of asset portfolios around the world.

The Company realized an average gold price of $1,663 per ounce during the fourth quarter of 2011, a 3% decrease against the third quarter of 2011’s average realized gold price of $1,719 per ounce.

Gold production was 16% higher during the fourth quarter of 2011, compared to the third quarter of 2011, primarily due to record production for the fourth quarter at Marlin and increased volumes at Red Lake and Peñasquito as grades improved as expected in the High Grade Zone at Red Lake, while Peñasquito achieved greater mill throughput and realized higher grades. Production costs increased by 35% from the prior quarter primarily due to the increased volumes, increased non-cash reclamation and closure costs related to revisions in estimates at the Company’s inactive mines and higher YMAD net proceeds payments paid by Alumbrera. During the fourth quarter, Red Lake, Musselwhite and Porcupine mines continued their participation in the Northern Industrial Electricity Rate program administered by the Ontario Ministry of Northern Development, Mines and Forestry. Rebates for Goldcorp during the three year program are estimated to be $30 million, contingent upon continuation of the implementation of Energy Management Plans. It is anticipated that quarterly rebates will be received until March 2013.

The Company realized an average gold price of $1,572 per ounce in 2011, a 27% increase against 2010’s average realized gold price of $1,240 per ounce.

GOLDCORP    |    3

(in United States dollars, tabular amounts in millions, except where noted)

Gold production in 2011 was similar to 2010. Production costs increased by 38% from the prior year primarily due to a full year of operations at Peñasquito, higher sales volumes for gold, silver, lead and zinc, higher consumables and employee costs, higher YMAD net proceeds payments paid by Alumbrera, offset by lower power costs resulting from energy rebates at the Company’s Canadian operations.

Peñasquito continued to ramp-up production achieving sulphide plant throughput of 93,700 tonnes per day in the fourth quarter of 2011 with the month of December averaging 107,000 tonnes per day. Key projects, including the High Pressure Grinding Roll (“HPGR”) supplemental feed system and the increase in height of the tailings dam, were completed in January 2012 and remain on track to achieve the target plant design throughput of 130,000 tonnes per day for the end of the first quarter of 2012.

On November 14, 2011, the Company was issued with a certificate of authorization by the Quebec Minister of Sustainable Development, Environment and Parks allowing full construction of the Éléonore gold project in northern Quebec to commence immediately. Issuance of the certificate of authorization follows the execution of the collaboration agreement among the Cree Nation of Wemindji, the Grand Council of the Crees (Eeyou Istchee), the Cree Regional Authority and the Company earlier in the year. The current Éléonore development plan details an average throughput rate of 7,000 tonnes per day, contributing to the forecast average annual gold production of 600,000 ounces at cash costs below $400 per ounce over an approximate 15-year mine life. A strong, experienced team is in place and the project remains on track for first gold production in late 2014.

On December 16, 2011, a major milestone was reached when the Company announced the receipt of the approval of the amended EIA by Provincial authorities in the province of Santa Cruz for the development and construction of the Cerro Negro gold project, a high-grade deposit located on the low-elevation Patagonian plains of southern Argentina. The Cerro Negro project team immediately advanced full construction and continued what has been an impressive pace of development. Cerro Negro’s low capital cost and cash flow-accretive gold production beginning in 2013 forms an important component of Goldcorp’s peer-leading five-year growth profile. An average of 550,000 ounces of gold production per year over the first five full years at an average cash cost of less than $200 per ounce of gold is anticipated. Moreover, significant vein extensions and new vein discoveries underscore the potential for further expansion of the long-term production profile. The approval of the amended EIA allows for construction of the plant with throughput increased from 1,850 tonnes per day to 4,000 tonnes per day and the concurrent development and mining of three underground vein deposits: Eureka, Mariana Central and Mariana Norte.

4    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

CORPORATE DEVELOPMENT ACTIVITIES – ACQUISITIONS, DIVESTITURES, FINANCINGS

During the year ended December 31, 2011, the Company completed the following significant transactions:

New $2.0 billion credit facility

The Company entered into a $2.0 billion credit facility with a syndicate of 15 lenders in the fourth quarter of 2011 and which replaced the Company’s existing $1.5 billion credit facility. The new facility is intended to be used to finance growth opportunities and for general corporate purposes. The floating rate facility is unsecured and amounts drawn are required to be financed or repaid by November 23, 2016.

Option to acquire a 37.5% interest in the Agua Rica project

On August 31, 2011, the Company and Xstrata signed a definitive agreement with Yamana whereby Alumbrera SA, an entity which the Company jointly controls with Xstrata and Yamana, was granted an exclusive four-year option to acquire Yamana’s interest in the Agua Rica project located 35 kilometres southeast of the Alumbrera mine in Argentina, in exchange for option payments from the Company and Xstrata of $110 million. During the four-year option period, Alumbrera SA will manage the Agua Rica project and fund a feasibility study and all development costs. In addition to the $110 million in payments, Yamana will receive from Alumbrera SA $150 million upon approval to proceed with construction and on exercise of the option to acquire the Agua Rica project, and an additional $50 million on commissioning. Yamana will also be entitled to receive 65% of the payable gold produced from Agua Rica to a maximum of 2.3 million ounces. In accordance with the terms of the option agreement, the Company and Xstrata have made cumulative payments amounting to $30 million ($13 million – Goldcorp’s share).

Exercise of share purchase warrants

On June 9, 2011, the Company’s 8.4 million share purchase warrants issued in 2006 were due to expire and were suspended from trading. Each warrant entitled the holders to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 per share. Of the 8.4 million outstanding, 7.0 million were exercised for total proceeds of C$322 million ($330 million).

On June 26, 2011, 0.8 million warrants issued by Goldcorp pursuant to the acquisition of Gold Eagle in 2008 were due to expire. Each warrant entitled the holders to purchase at any time one common share of Goldcorp at an exercise price of C$34.76 per share. Of the 0.8 million outstanding, all were exercised for total proceeds of C$28 million ($28 million).

Disposition of interest in Osisko Mining Corporation

On February 8, 2011, the Company disposed of its 10.1% equity interest in Osisko to a syndicate of underwriters at a price of C$13.75 per common share held. The Company received gross cash proceeds of C$530 million ($536 million) resulting in a gain on the date of disposition of $320 million ($279 million after tax). Prior to the disposition, the Company’s interest in Osisko was recorded as an available-for-sale investment in equity securities.

GOLDCORP    |    5

(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED ANNUAL FINANCIAL RESULTS (1) (2) (3) (4) (5)

	2011	2010	2009
Revenues	$5,362	$3,738	$2,724
Gold produced (ounces)	2,514,700	2,466,900	2,421,300
Gold sold (ounces) (3)	2,490,200	2,367,800	2,347,300
Average realized gold price (per ounce)	$1,572	$1,240	$978
Average London spot gold price (per ounce)	$1,572	$1,225	$972
Earnings from operations and associates	$2,238	$1,416	$821
Net earnings from continuing operations	$1,881	$1,412	$244
Net earnings (loss) from discontinued operations, net of tax (2)	$-	$631	$(6)
Net earnings	$1,881	$2,043	$238
Net earnings attributable to shareholders of Goldcorp	$1,881	$2,051	$240
Earnings from continuing operations per share
– Basic	$2.34	$1.92	$0.33
– Diluted	$2.18	$1.87	$0.33
Net earnings per share
– Basic	$2.34	$2.79	$0.33
– Diluted	$2.18	$2.71	$0.33
Cash flows from operating activities of continuing operations	$2,366	$1,764	$1,275
Total cash costs – by-product (per gold ounce) (4)	$223	$271	$296
Total cash costs – co-product (per gold ounce) (5)	$534	$447	$403
Dividends paid	$330	$154	$132
Cash and cash equivalents	$1,502	$556	$875
Total assets	$29,374	$27,639	$20,949
Non-current liabilities	$7,118	$6,957	$4,669
INCLUDING DISCOUNTINUED OPERATIONS (2)
Revenues (6)	$5,362	$3,800	$2,724
Gold produced (ounces)	2,514,700	2,520,300	2,421,300
Total cash costs – by-product (per gold ounce) (7)	$223	$274	$295
Total cash costs – co-product (per gold ounce) (8)	$534	$446	$398

(1)

The Company’s annual financial results as at and for the years ended December 31, 2011 and 2010 have been prepared in accordance with IFRS. As the Company’s IFRS transition date was January 1, 2010, the summarized annual financial results as at and for the year ended December 31, 2009, have not been restated and have been prepared in accordance with Canadian GAAP.

(2)

The Company’s interest in Terrane Metals Corp. (“Terrane”) and San Dimas, which were disposed of on October 20, 2010 and August 6, 2010, respectively, and previously reported as separate operating segments, have been reclassified as discontinued operations. As the Company’s IFRS transition date was January 1, 2010, 2009 comparative information has not been restated and is presented in accordance with Canadian GAAP. Under Canadian GAAP, San Dimas was not considered a discontinued operation and was included in results of continuing operations prior to January 1, 2010. Refer to page 42 for further details on the discontinued operations.

(3)	Excludes commissioning sales ounces from Peñasquito, prior to September 1, 2010, as revenues from sales were credited against capitalized project costs.

(4)

Total cash costs per gold ounce on a by-product basis from continuing operations is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices and 25% of silver sales revenues for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton Corp. (“Silver Wheaton”)).

(5)

Commencing January 1, 2011, total cash costs per gold ounce on a co-product basis from continuing operations is calculated by allocating production costs to each co-product (Alumbrera (copper); Marlin (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). The Company has restated prior period comparisons of co-product total cash costs accordingly. Using actual realized sales prices, the co-product total cash costs would be $529 per gold ounce for 2011.

6    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

(6)

Revenues including discontinued operations include revenues of $62 million earned from the San Dimas mining operation prior to date of disposition on August 6, 2010. Refer to page 42 for further details on the discontinued operations.

(7)

Total cash costs per gold ounce on a by-product basis, including discontinued operations, includes the gold ounces sold at San Dimas to August 6, 2010 and by-product silver sales revenues for San Dimas to August 6, 2010 at $4.04 per silver ounce ($4.02 prior to November 2009) sold to Silver Wheaton.

(8)	Total cash costs per gold ounce on a co-product basis, including discontinued operations, includes the gold ounces sold and silver revenues for San Dimas to August 6, 2010.

GOLDCORP    |    7

(in United States dollars, tabular amounts in millions, except where noted)

Review of Annual Financial Results

Net earnings attributable to shareholders of Goldcorp for the year ended December 31, 2011 decreased to $1,881 million, or $2.34 per share, compared to $2,051 million, or $2.79 per share, in 2010. Compared to 2010, net earnings attributable to shareholders of Goldcorp were impacted significantly by the following factors:

•

Revenues increased by $1,624 million, or 43%, primarily due to a $974 million increase in gold revenues resulting from a 27%, or $330 per ounce, increase in the average realized gold price and a 5% increase in gold sales volume; a $500 million increase in silver revenues resulting from a 104%, or 13.6 million ounce, increase in silver sales volume due primarily to the commissioning of Peñasquito on September 1, 2010, and a 36%, or $7.77 per ounce, increase in the average realized silver price; a $198 million increase in lead and zinc revenues net of treatment and refining charges from Peñasquito; partially offset by a $58 million decrease in copper revenues primarily as a result of 15% lower sales volume;

•

Production costs increased by $566 million, or 38%, primarily due to a full year of operations at Peñasquito ($373 million), higher sales volumes for gold, silver, lead and zinc, higher consumables and employee costs, a $9 million increase in YMAD net proceeds payments paid by Alumbrera, and the unfavourable impact of the strengthening of the Canadian dollar and Mexican peso by 4% and 1%, respectively; partially offset by $6 million lower reclamation and closure costs related to revisions in estimates at the Company’s inactive mines and lower power costs resulting from energy rebates at the Company’s Canadian operations;

•	Depreciation and depletion increased by $92 million, or 15%, primarily due to a full year of operations at Peñasquito;

•	A $9 million increase in exploration costs due to an expansion in drilling programs, principally at Red Lake and Porcupine;

•

The Company’s share of net losses of associates increased by $90 million, primarily due to a $65 million impairment expense recognized in respect of the Company’s investment in Primero and an $18 million, net of tax, impairment expense recognized in respect of certain power assets at Pueblo Viejo;

•

Corporate administration expense increased by $45 million due to a $37 million increase in share-based compensation resulting from issuance of additional stock options, restricted share units and performance share units and the vesting of previously issued stock options, restricted share units and performance share units, as well as an increase in corporate activities due to the Company’s growth and the unfavourable strengthening of the Canadian dollar;

•	A $319 million net gain on securities principally due to the sale of the Company’s equity interest in Osisko in the first quarter of 2011 ($320 million before tax and $279 million net of tax);

•	An impairment expense of $87 million recognized on certain of the Company’s equity and marketable securities;

•

An $82 million net gain on derivatives comprised of a $49 million unrealized gain on the conversion feature of the Company’s convertible notes (“the Company’s Notes”); a $28 million net gain on the exercise/expiry of the Company’s share purchase warrants, a $14 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; partially offset by a $7 million unrealized loss on investments in warrants and a net loss of $2 million on the contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014 (the “Silver Wheaton silver contract”). The $33 million net loss on derivatives in 2010 was comprised of a $66 million net loss on the Silver Wheaton silver contract; a $1 million unrealized loss on the conversion feature of the Company’s Notes and a $1 million loss on the conversion feature of the Primero 1-year Covertible Note (“Primero Convertible Note”); partially offset by a $30 million unrealized gain on the Company’s share purchase warrants outstanding and a $5 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts;

•

A $407 million net gain on dispositions of mining interests during 2010 from the sales of Escobal, an exploration property in Mexico, certain land at Wharf, and the Company’s 21.2% interest in El Limón;

8    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

•

Other income of $38 million in 2011 primarily due to the reversal of withholding tax provisions at certain of the Company’s operations, interest income of $11 million earned on the Primero Convertible Note and 5-year Promissory Note (“Primero 5-year Promissory Note”) and the Company’s higher cash and cash equivalents, insurance recoveries of $5 million, and $3 million of foreign exchange gains. The $44 million other expense recognized in 2010 was comprised primarily of $28 million of corporate transaction costs incurred in respect of the Andean, El Morro and Camino Rojo acquisitions and an increase in withholding taxes;

•

A higher effective tax rate for the year ended December 31, 2011, excluding the impact of foreign exchange on deferred income taxes, compared to the year ended December 31, 2010, primarily due to the gain in 2010 on the disposition of Escobal being subject to a lower effective tax rate and certain 2011 equity investment impairments not being tax effected due to uncertainty on the future ability to utilize the related unrealized capital losses. Additionally, income tax for the year ended December 31, 2011 was impacted by an $89 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $39 million gain for the year ended December 31, 2010.

Adjusted net earnings amounted to $1,786 million, or $2.22 per share (1) , for the year ended December 31, 2011, compared to $1,048 million, or $1.43 per share, for the year ended December 31, 2010. Compared to 2010, adjusted net earnings increased 70% and were significantly impacted by higher revenues resulting from higher gold and silver sales volumes, higher gold and silver realized prices and higher lead and zinc sales revenues resulting from a full year of production at Peñasquito; partially offset by lower copper sales volume and higher operating costs.

Total cash costs (by-product) were $51 per ounce lower at $223 per gold ounce (2), compared to $274 per gold ounce in 2010. The decrease was primarily due to higher by-product copper, silver, lead and zinc sales credits; partially offset by higher production costs and the unfavourable impact of the strengthening of the Canadian dollar and Mexican peso.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 44 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)

Total cash costs are a non-GAAP performance measure. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production costs.

GOLDCORP    |    9

(in United States dollars, tabular amounts in millions, except where noted)

QUARTERLY FINANCIAL REVIEW

			2011
	Q1	Q2	Q3	Q4	Total
Revenues	$1,216	$1,323	$1,308	$1,515	$5,362
Gold produced (ounces)	637,600	597,100	592,100	687,900	2,514,700
Gold sold (ounces)	627,300	606,400	571,500	685,000	2,490,200
Average realized gold price (per ounce)	$1,394	$1,516	$1,719	$1,663	$1,572
Average London spot gold price (per ounce)	$1,386	$1,506	$1,702	$1,688	$1,572
Earnings from operations and associates	$533	$550	$610	$545	$2,238
Net earnings from continuing operations	$651	$489	$336	$405	$1,881
Net earnings	$651	$489	$336	$405	$1,881
Net earnings attributable to shareholders of Goldcorp	$651	$489	$336	$405	$1,881
Earnings from continuing operations per share (1)
– Basic	$0.82	$0.61	$0.42	$0.50	$2.34
– Diluted	$0.81	$0.52	$0.41	$0.39	$2.18
Net earnings per share (1)
– Basic	$0.82	$0.61	$0.42	$0.50	$2.34
– Diluted	$0.81	$0.52	$0.41	$0.39	$2.18
Cash flows from operating activities of continuing operations	$586	$330	$723	$727	$2,366
Total cash costs – by-product (per gold ounce) (2)	$188	$185	$258	$261	$223
Total cash costs – co-product (per gold ounce) (3)	$504	$553	$551	$529	$534
Dividends paid	$75	$82	$82	$91	$330
Cash and cash equivalents	$1,280	$1,378	$1,476	$1,502	$1,502

(1)	Sum of quarterly earnings per share may not equal the total for the year as each quarterly amount is calculated independently of each other.

(2)

Total cash costs per gold ounce on a by-product basis from continuing operations is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices and 25% of silver sales revenues for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton).

(3)

Commencing January 1, 2011, total cash costs per gold ounce on a co-product basis from continuing operations is calculated by allocating production costs to each co-product (Alumbrera (copper); Marlin (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). The Company has restated prior period comparisons of co-product total cash costs accordingly. Using actual realized sales prices, the co-product total cash costs would be $486, $553, $561, and $533 per gold ounce for the three months ended March 31, June 30, September 30, and December 31, 2011, respectively (year ended December 31, 2011 – $529).

10    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

			2010 (1)
	Q1	Q2	Q3	Q4	Total
Revenues	$718	$815	$885	$1,320	$3,738
Gold produced (ounces)	600,100	588,600	588,600	689,600	2,466,900
Gold sold (ounces) (2)	544,200	577,500	567,500	678,600	2,367,800
Average realized gold price (per ounce)	$1,111	$1,208	$1,239	$1,378	$1,240
Average London spot gold price (per ounce)	$1,109	$1,197	$1,227	$1,367	$1,225
Earnings from operations and associates	$256	$275	$325	$560	$1,416
Net earnings from continuing operations	$232	$524	$305	$351	$1,412
Net earnings (loss) from discontinued operations, net of tax (1)	$15	$(5)	$416	$205	$631
Net earnings	$247	$519	$721	$556	$2,043
Net earnings attributable to shareholders of Goldcorp	$247	$521	$723	$560	$2,051
Earnings from continuing operations per share (2)
– Basic	$0.32	$0.71	$0.41	$0.48	$1.92
– Diluted	$0.27	$0.71	$0.32	$0.47	$1.87
Net earnings per share (2)
– Basic	$0.34	$0.71	$0.98	$0.76	$2.79
– Diluted	$0.29	$0.70	$0.87	$0.75	$2.71
Cash flows from operating activities of continuing operations	$282	$383	$418	$681	$1,764
Total cash costs – by-product (per gold ounce) (3)	$323	$359	$260	$164	$271
Total cash costs – co-product (per gold ounce) (4)	$436	$436	$435	$472	$447
Dividends paid	$33	$33	$33	$55	$154
Cash and cash equivalents	$393	$497	$732	$556	$556
INCLUDING DISCONTINUED OPERATIONS
Revenues (5)	$750	$844	$886	$1,320	$3,800
Gold produced (ounces)	625,000	609,500	596,200	689,600	2,520,300
Total cash costs – by-product (per gold ounce) (6)	$325	$363	$260	$164	$274
Total cash costs – co-product (per gold ounce) (7)	$433	$437	$435	$472	$446

(1)

The Company’s interest in Terrane and San Dimas, which were disposed of on October 20, 2010 and August 6, 2010, respectively, and previously reported as separate operating segments, have been reclassified as discontinued operations. Refer to page 42 for further details on the discontinued operations.

(2)	Sum of quarterly earnings per share may not equal the total for the year as each quarterly amount is calculated independently of each other.

(3)

Total cash costs per gold ounce on a by-product basis from continuing operations is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices and 25% of silver sales revenues for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton).

(4)

Commencing January 1, 2011, total cash costs per gold ounce on a co-product basis from continuing operations is calculated by allocating production costs to each co-product (Alumbrera (copper); Marlin (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). The Company has restated prior period comparisons of co-product total cash costs accordingly.

(5)

Revenues including discontinued operations include revenues of $62 million earned from San Dimas prior to date of disposition on August 6, 2010. Refer to page 70 for further details on the discontinued operations.

(6)

Total cash costs per gold ounce on a by-product basis, including discontinued operations, includes the gold ounces sold at San Dimas to August 6, 2010 and by-product silver sales revenues for San Dimas to August 6, 2010 at $4.04 per silver ounce ($4.02 prior to November 2009) sold to Silver Wheaton.

(7)	Total cash costs per gold ounce on a co-product basis, including discontinued operations, includes the gold ounces sold and silver revenues for San Dimas to August 6, 2010.

GOLDCORP    |    11

(in United States dollars, tabular amounts in millions, except where noted)

Review of Quarterly Financial Results – Three months ended December 31, 2011 compared to the three months ended September 30, 2011

Net earnings attributable to shareholders of Goldcorp for the fourth quarter of 2011 were $405 million, or $0.50 per share, compared to $336 million, or $0.42 per share, in the third quarter of 2011. Compared to the prior quarter, net earnings attributable to shareholders of Goldcorp for the three months ended December 31, 2011 were impacted significantly by the following factors:

•

Revenues increased by $207 million, or 16%, primarily due to a $157 million increase in gold revenues resulting from a 20% increase in gold sales volume, partially offset by a 3%, or $56 per ounce, decrease in the average realized gold price; a $26 million increase in silver revenues resulting from a 40%, or 2.3 million ounces, increase in silver sales volume, partially offset by a 19%, or $6.21 per ounce, decrease in the average realized silver price; a $24 million increase in copper revenues resulting from a 42%, or $1.09 per pound, increase in the average realized copper price; partially offset by a 3% decrease in copper sales volume;

•

Production costs increased by $159 million, or 35%, due to a $64 million increase in reclamation and closure costs related to revisions in estimates at the Company’s inactive mines, an increase of $23 million in YMAD net proceeds payments paid by Alumbrera, higher sales volumes and increased employee costs. The weakening of the Canadian dollar and Mexican peso positively impacted the earnings of the Canadian and Mexican operations by approximately 4% and 7%, respectively;

•	Depreciation and depletion increased by $26 million, or 16%, primarily due to higher production;

•	A loss on securities of $86 million arising from an impairment expense recognized on certain of the Company’s equity and marketable securities;

•

An increase in the Company’s share of net losses of associates of $80 million, primarily resulting from a $65 million impairment expense recognized in respect of the Company’s equity investment in Primero and an $18 million, net of tax, impairment expense recognized in respect of certain power assets at Pueblo Viejo;

•

An $87 million net gain on derivatives comprised of an $82 million unrealized gain on the conversion feature of the Company’s Notes, a $5 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts and a $3 million net gain on the Company’s Silver Wheaton silver contract; partially offset by a $3 million unrealized loss on investments in warrants. A $20 million net loss on derivatives in the third quarter of 2011 comprised of a $33 million unrealized loss on the conversion feature of the Company’s Notes; partially offset by a net gain of $16 million on the Silver Wheaton silver contract, a $4 million net loss on foreign currency, heating oil, copper, lead, zinc and silver contracts and an unrealized gain of $1 million on investments in warrants;

•

Other income of $17 million primarily comprised of the reversal of withholding tax provisions at certain of the Company’s operations, reduced by unfavourable foreign exchange movements of $3 million. The $13 million loss in the prior quarter was due to $17 million of foreign exchange losses primarily arising on value added taxes receivable denominated in Mexican pesos and cash and cash equivalents denominated in Canadian dollars;

•

A lower effective tax rate in the fourth quarter of 2011, excluding the impact of foreign exchange on deferred income taxes, compared to the third quarter of 2011, primarily due to the proportion of earnings in lower tax rate jurisdictions being higher, partially offset by certain fourth quarter equity investment impairments not being tax effected due to uncertainty about the future ability to utilize the related unrealized capital losses. Additionally, income tax for the fourth quarter of 2011 was impacted by a $29 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $96 million loss in the third quarter of 2011.

Adjusted net earnings amounted to $531 million, or $0.66 per share (1), for the three months ended December 31, 2011, compared to $450 million, or $0.56 per share, for the prior quarter of 2011. Compared to the prior quarter, adjusted net earnings were significantly impacted by higher revenues resulting from higher sales volumes; partially offset by lower realized gold and silver prices and higher production costs as a result of increased volumes.

12    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Total cash costs (by-product) marginally increased to $261 per gold ounce (2), in the fourth quarter of 2011, as compared to $258 per gold ounce in the prior quarter. The increase in cash costs per ounce was primarily due to higher production costs as a result of higher employee costs, increased YMAD payments and lower by-product sales credits.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 44 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)

Total cash costs are a non-GAAP performance measure. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production costs.

GOLDCORP    |    13

(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Years ended December 31

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from operations and associates	Total cash costs (per gold ounce) (1)
Red Lake	2011	$971	622,000	623,200	$1,554	$636	$360
	2010	$866	703,300	701,000	$1,233	$528	$297
Porcupine	2011	434	273,100	273,100	1,587	132	656
	2010	329	265,900	265,900	1,234	74	595
Musselwhite	2011	381	242,600	241,500	1,574	158	725
	2010	319	258,700	257,200	1,239	112	625
Peñasquito (1)(2)	2011	1,144	254,100	233,400	1,576	376	(847)
	2010	357	168,200	82,000	1,355	109	(863)
Los Filos	2011	522	336,500	334,900	1,553	302	463
	2010	378	306,100	304,200	1,237	187	423
El Sauzal	2011	160	100,500	100,500	1,583	62	524
	2010	189	152,100	152,200	1,234	72	301
Marlin (1)	2011	907	382,400	381,100	1,598	607	(343)
	2010	501	296,100	296,000	1,241	269	(19)
Alumbrera (1)	2011	571	133,500	134,000	1,582	176	(188)
	2010	596	152,000	146,800	1,270	223	(619)
Marigold	2011	163	102,500	103,700	1,573	61	784
	2010	112	91,200	91,200	1,224	30	678
Wharf	2011	109	67,500	64,800	1,578	58	643
	2010	91	73,300	71,300	1,233	35	645
Other (4)	2011	-	-	-	-	(330)	-
	2010	-	-	-	-	(223)	-
Total – continuing operations	2011	5,362	2,514,700	2,490,200	1,572	2,238	223
	2010	3,738	2,466,900	2,367,800	1,242	1,416	271
San Dimas (1)(3)	2011	-	-	-	-	-	-
	2010	62	53,400	46,000	1,154	31	409
Terrane (3)	2011	-	-	-	-	-	-
	2010	-	-	-	-	(16)	-
Total – including discontinued operations	2011	$5,362	2,514,700	2,490,200	$1,572	$2,238	$223
	2010	$3,800	2,520,300	2,413,800	$1,240	$1,431	$274

(1)

Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; by-product silver sales revenues for San Dimas at $4.04 per silver ounce to August 6, 2010 sold to Silver Wheaton; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton).

(2)	Excludes commissioning sales ounces from Peñasquito prior to September 1, 2010, as revenues from sales were credited against capitalized project costs.

(3)

The Company’s interest in Terrane and San Dimas which were disposed of on October 20, 2010 and August 6, 2010, respectively, and previously reported as separate operating segments have been reclassified as discontinued operations. Refer to page 42 for further details on the discontinued operations.

(4)	Includes corporate activities and Goldcorp’s share of net earnings and losses of associates.

14    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended December 31

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from operations and associates	Total cash costs (per gold ounce) (1)
Red Lake	2011	$256	154,000	153,000	$1,664	$171	$374
	2010	$254	187,000	184,400	$1,374	$160	$313
Porcupine	2011	126	74,700	74,900	1,668	16	593
	2010	93	67,900	67,900	1,365	25	656
Musselwhite	2011	95	56,800	56,900	1,669	40	753
	2010	105	79,900	76,500	1,372	48	572
Peñasquito (1)(2)	2011	297	82,300	67,900	1,607	82	(447)
	2010	271	53,900	55,200	1,393	83	(1,002)
Los Filos	2011	139	85,200	83,600	1,661	83	503
	2010	117	84,900	84,200	1,381	65	400
El Sauzal	2011	48	27,500	28,400	1,674	19	535
	2010	54	38,500	38,600	1,377	23	303
Marlin (1)	2011	323	130,700	135,000	1,689	227	(337)
	2010	179	92,300	89,400	1,376	111	(224)
Alumbrera (1)	2011	137	23,200	29,100	1,651	14	508
	2010	186	42,200	38,800	1,422	85	(1,002)
Marigold	2011	49	27,800	30,200	1,662	20	799
	2010	36	27,000	26,000	1,372	10	787
Wharf	2011	45	25,700	26,000	1,655	29	523
	2010	25	16,000	17,600	1,372	9	788
Other (4)	2011	-	-	-	-	(156)	-
	2010	-	-	-	-	(59)	-
Total – continuing operations	2011	1,515	687,900	685,000	1,663	545	261
	2010	1,320	689,600	678,600	1,378	560	164
Terrane (3)	2011	-	-	-	-	-	-
	2010	-	-	-	-	(10)	-
Total – including discontinued operations	2011	$1,515	687,900	685,000	$1,663	$545	$261
	2010	$1,320	689,600	678,600	$1,378	$550	$164

(1)

Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton).

(2)	Operating results exclude commissioning sales ounces from Peñasquito prior to September 1, 2010, as revenues from sales were credited against capitalized project costs.

(3)

The Company’s interest in Terrane, which was disposed of on October 20, 2010 and previously reported as a separate operating segment has been reclassified as discontinued operations. Refer to page 42 for further details on the discontinued operations.

(4)	Includes corporate activities and Goldcorp’s share of net earnings and losses of associates.

GOLDCORP    |    15

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Red Lake gold mines, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2011	Total 2010
Tonnes of ore milled	210,600	201,500	201,200	226,300	839,600	876,600
Average mill head grade (grams/tonne)	28.98	24.57	19.95	22.18	23.94	25.47
Average recovery rate	96%	97%	97%	96%	97%	97%
Gold (ounces)
– Produced	186,100	154,900	127,000	154,000	622,000	703,300
– Sold	182,000	160,800	127,400	153,000	623,200	701,000
Average realized gold price (per ounce)	$1,403	$1,510	$1,694	$1,664	$1,554	$1,233
Total cash costs (per ounce)	$322	$352	$405	$374	$360	$297

Financial Data
Revenues	$256	$243	$216	$256	$971	$866
Depreciation and depletion	$25	$22	$20	$22	$89	$112
Earnings from operations	$167	$158	$140	$171	$636	$528
Expenditures on mining interests	$58	$68	$75	$67	$268	$204

Gold production for 2011 of 622,000 ounces was 12%, or 81,300 ounces, less than in 2010 due to a 4% decrease in milled tonnes and a 6% decrease in the average mill head grade. Lower grades were realized from the High Grade Zone during the third quarter of 2011 as a result of intersecting a lower grade section of the ore body, reducing the overall grade for the year. As planned, development focused on the Footwall Zones to provide flexibility in future mining areas which resulted in fewer tonnes mined from the Sulphide Zones and Campbell Complex during the year.

Cash costs were 21%, or $63 per ounce, higher than in 2010 due to lower gold production ($38 per ounce, or 60%), a stronger Canadian dollar ($17 per ounce, or 27%), and higher operating costs ($8 per ounce, or 13%). The increase in operating costs was attributable to an increase in mining contractors ($10 million) primarily as a result of additional long-hole drilling, offset by energy rebates resulting from the implementation of an energy management plan during 2011 ($5 million).

Gold production for the fourth quarter of 2011 was 21%, or 27,000 ounces, higher than in the third quarter of 2011 due to 12% higher mill throughput at 11% higher grades. Higher grades were realized due to the High Grade Zone performing as expected and tonnage was positively impacted by additional tonnage from long-hole stopes mined during the fourth quarter of 2011.

Cash costs for the fourth quarter of 2011 were 8%, or $31 per ounce, lower than in the prior quarter due to higher gold production ($68 per ounce, or 219%) and a weaker Canadian dollar ($16 per ounce, or 52%), offset by higher operating costs ($53 per ounce, or 171%). The increase in operating costs was attributable to higher contractor costs ($3 million) to support additional long-hole drilling and increased operational development and higher power costs ($2 million) due to colder temperatures.

The continued depth development of the 4199 exploration ramp during 2011 allowed for significant exploration drilling throughout the year. Additionally, exploration and development work continued to advance the Upper Red Lake Complex, the Far East Zone and the Footwall Zones into sustained production as alternate sources of ore and to complement the fill the mills program and to provide flexibility. Evaluation of the potential of bulk long-hole mining, based on recent results from surface drilling, will continue into mid-2012.

Red Lake 2011 proven and probable gold reserves totaled 3.95 million ounces. Drilling of the High Grade Zone has identified the possibility of a fault offset of the zone below the 52 level, approximately 300 metres and 5 years ahead of the current mining horizon. Deep underground drilling conducted several years ago identified high grade ore intercepts at both the 55 and 57 levels that suggest the continuity of the zone. Drilling efforts are currently investigating the extension of these intercepts. During 2012, plans are underway to extend the ramp and increase power and ventilation to allow additional exploration drilling in the deepest portions of the mine.

16    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mines, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2011	Total 2010
Hoyle Pond underground (tonnes)	77,600	74,300	79,200	83,600	314,700	327,300
Hoyle Pond underground (grams/tonne)	11.25	13.12	18.36	13.03	13.96	11.24
Dome underground (tonnes)	144,600	120,700	85,300	107,100	457,700	578,500
Dome underground (grams/tonne)	3.18	3.78	4.09	6.19	4.21	3.38
Stockpile (tonnes)	788,000	820,400	845,600	883,500	3,337,500	3,223,600
Stockpile (grams/tonne)	0.90	0.88	0.94	0.84	0.89	1.00
Tonnes of ore milled	1,010,300	1,015,400	1,010,100	1,074,200	4,110,000	4,129,400
Average mill head grade (grams/tonne)	2.02	2.12	2.57	2.32	2.26	2.14
Average recovery rate	91%	91%	93%	91%	91%	92%
Gold (ounces)
– Produced	59,800	62,300	76,300	74,700	273,100	265,900
– Sold	59,200	63,200	75,800	74,900	273,100	265,900
Average realized gold price (per ounce)	$1,392	$1,515	$1,719	$1,668	$1,587	$1,234
Total cash costs (per ounce)	$733	$710	$614	$593	$656	$595

Financial Data
Revenues	$82	$96	$130	$126	$434	$329
Depreciation and depletion	$21	$20	$19	$20	$80	$82
Earnings from operations (1)	$18	$32	$66	$16	$132	$74
Expenditures on mining interests	$22	$22	$24	$24	$92	$88

(1)

Earnings from operations were impacted by a non-cash provision (three months ended December 31, 2011 – $42 million; year ended December 31, 2011 – $33 million) related to the revisions in estimates on the reclamation and closure cost obligations for the Porcupine mine’s closed sites.

Gold production for 2011 was 3%, or 7,200 ounces, more than in 2010 primarily due to 6% higher grades. Porcupine consists of three mining operations, Hoyle Pond, Dome and Stockpile, which feed one processing facility. The Hoyle Pond underground operation experienced 24% higher grades primarily due to higher grades in the VAZ zone and 4% lower tonnage due to the increasing depth of the operation as well as lower development rates in the first half of 2011. The Dome underground operation experienced 25% higher than expected grades and 21% lower tonnage due to mine sequencing in the bulk zone and short-term hoisting interruptions in the third quarter of 2011. Material reclaimed from Stockpile provided 11% lower grades, as planned, at similar tonnage to 2010.

Cash costs were 10%, or $61 per ounce, higher than in 2010 due to higher operating costs ($44 per ounce, or 72%), a stronger Canadian dollar ($33 per ounce, or 54%), partially offset by higher gold production ($16 per ounce, or 26%). The increase in operating costs as compared to the prior year was primarily due to higher employee costs ($9 million), increased contractor costs ($5 million), maintenance and consumable costs ($5 million) and increased fuel costs due to higher unit rates and consumption in the surface mining activities ($1 million), partially offset by lower electricity rates and rebates resulting from energy management plans ($8 million).

Gold production for the fourth quarter of 2011 was 2%, or 1,600 ounces, lower than in the third quarter of 2011. The Hoyle Pond underground operation experienced 29% lower grades due to fill sequencing in the high grade VAZ zones, partially offset by 6% higher tonnage from long-hole stopes in alternate lower grade zones. The Dome underground operation experienced 51% higher grades and 26% higher tonnage due to the mining sequence in the bulk zones. The Stockpile reclaim sequence moved into lower grade material as planned, providing 11% lower grades with 4% higher tonnage than in the third quarter of 2011.

Cash costs for the fourth quarter of 2011 were 3%, or $21 per ounce, lower than in the third quarter of 2011 due to a weaker Canadian dollar ($25 per ounce, or 119%) and marginally lower operating costs ($3 per ounce, or 14%), offset by lower gold

GOLDCORP    |    17

(in United States dollars, tabular amounts in millions, except where noted)

production ($7 per ounce, or 33%). The movement in operating costs was attributable to lower employee costs ($3 million), offset by higher maintenance and consumable costs ($2 million) and higher electricity costs ($1 million) resulting from increased tonnage milled.

Exploration during 2011 was focused on current mineralization zones, both laterally and at depth at Hoyle Pond, particularly the high-grade VAZ zones, as well as expansion of the TVZ zone. Results for the VAZ drilling have been very positive. Existing surface drill programs were accelerated in the second half of the year with ten surface drills testing similar mineralization at surface. New near-surface mineralization was identified in the sediments and follow-up drilling occurred to further understand the continuity and geometry of the mineralization.

The Hoyle Pond Deep project is being advanced in order to access both depth extensions of the current ore bodies and newly discovered zones and to enhance operational flexibility and efficiencies throughout the Hoyle Pond operation. The key component of construction involves a new 5.5 metre diameter deep winze (shaft) commencing on the 355 metre level and extending to a total depth of 2,200 metres below surface. During 2011, work focused on lateral development underground, finishing major excavation for the hoist rooms and shaft access. Additionally, foundations were laid for the surface hoist and a pilot raise was completed to align the shaft in preparation for the commencement of shaft sinking planned for the first half of 2012. Expenditures for 2011 totalled $35 million ($8 million for the fourth quarter of 2011).

The Hollinger open pit project is an open pit mine focused on mining the surface extensions of the historical Hollinger underground mine, near the Porcupine complex in Timmins. The $75 million construction phase for the project has begun and will continue for a period of 12 - 18 months, with initial focus on equipment procurement, installation of the dewatering system, site clearing, and development of the 5 kilometre haulage road between the Hollinger site and the Dome mill. The mine is expected to begin production in the third quarter of 2012.

Porcupine mines contained 4.06 million ounces of proven and probable gold reserves at December 31, 2011 (up 23% compared to December 31, 2010). Exploration success during the year combined with a higher gold price assumption resulted in the increase in reserves that more than replaced reserves mined in the year with the addition of 0.77 million ounces. More than half of the ounces added were from existing extensions at the Hoyle Pond underground operation.

18    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2011	Total 2010
Tonnes of ore milled	350,200	334,600	301,200	341,300	1,327,300	1,446,800
Average mill head grade (grams/tonne)	6.22	5.73	6.25	5.47	5.91	5.78
Average recovery rate	96%	96%	96%	96%	96%	96%
Gold (ounces)
– Produced	67,300	58,800	59,700	56,800	242,600	258,700
– Sold	68,800	57,900	57,900	56,900	241,500	257,200
Average realized gold price (per ounce)	$1,392	$1,513	$1,757	$1,669	$1,574	$1,239
Total cash costs (per ounce)	$621	$767	$778	$753	$725	$625

Financial Data
Revenues	$96	$88	$102	$95	$381	$319
Depreciation and depletion	$10	$8	$9	$9	$36	$36
Earnings from operations	$40	$32	$46	$40	$158	$112
Expenditures on mining interests	$18	$16	$12	$21	$67	$78

Gold production for 2011 was 6%, or 16,100 ounces, less than in 2010 due to 8% lower throughput, partially offset by 2% higher grades. Lower throughput for the year was primarily attributable to forest fires in July when, due to their proximity to the mine site and camp, the majority of Musselwhite’s 380 employees were evacuated for 20 days. The increased grades were due to mining of higher grade material in the PQ Deeps zone.

Cash costs were 16%, or $100 per ounce, higher than in 2010 due to decreased gold production ($41 per ounce, or 41%), a stronger Canadian dollar ($35 per ounce, or 35%) and higher operating costs ($24 per ounce, or 24%). The increase in operating costs for the year was primarily attributable to reaching the threshold for additional royalty payments ($5 million), increased employee costs ($4 million) due to increased manpower and higher wages, higher diesel fuel costs ($3 million), partially offset by lower power costs upon implementation of the energy management plan ($5 million) and reduced underground operational development costs ($3 million).

Exploration drilling in 2011 continued to focus on the underground extension of both the Lynx Zone discovery and PQ Deeps resources. The Lynx resource has been extended 300 metres north and 100 metres south of the 2010 resource boundary, with mineralization open along strike and up and down dip. Underground drilling in the PQ Deeps has extended the resource 200 metres north of the 2010 resource boundary and remains open along strike. Surface drilling on the north shore of Opapamiskin Lake continues to investigate the projection of the Lynx Zone.

Exploration in the first quarter of 2012 will see the existing surface rigs continue to target the northern extensions of mineralization, while two additional rigs will drill from the frozen Lake Opapimiskan focusing on the up dip projection of the Lynx Zone above the existing resource.

Gold production at Musselwhite for the fourth quarter of 2011 was 5%, or 2,900 ounces, less than in the third quarter of 2011 due to a decrease in grades of 12%, partially offset by a 13% increase in mill throughput. Grades were lower in the fourth quarter due to lower grade stopes mined in PQ Deeps and increased dilution of the ore. Higher tonnage was processed in the fourth quarter of 2011 compared to the prior quarter with the mill being offline for much of July as a result of the forest fires in the area.

Cash costs for the fourth quarter of 2011 were 3%, or $25 per ounce, lower than in the prior quarter due a weaker Canadian dollar ($31 per ounce, or 124%) and lower operating costs ($7 per ounce, or 28%), partially offset by lower gold production ($13 per ounce, or 52%). The lower operating costs were primarily due to lower surface infrastructure maintenance costs ($1 million) and lower underground operational development costs ($1 million), partially offset by higher power costs ($2 million) due to colder temperatures.

GOLDCORP    |    19

(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine contained 2.28 million ounces of proven and probable gold reserves at December 31, 2011 (up 8% compared to December 31, 2010) due to exploration success in the Lynx and PQ Deeps and a decrease in cut-off grade associated with a higher gold price assumption. Increased reserves were partially offset by revisions to reserves in the PQ Deeps. Resources declined by 44,000 ounces year over year. The decline in resources is attributable to the conversion of resources into reserves in the Lynx Zone.

20    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2011	Total 2010
Tonnes of ore mined	13,859,300	8,973,800	8,690,400	12,034,400	43,557,900	31,392,100
Tonnes of waste removed	31,048,200	30,490,200	26,074,600	24,223,400	111,836,400	152,272,100
Ratio of waste to ore	2.2	3.4	3.0	2.0	2.6	4.9
Average head grade
Gold (grams/tonne)	0.31	0.35	0.36	0.44	0.37	0.27
Silver (grams/tonne)	23.51	27.11	25.27	28.68	26.20	27.57
Lead	0.32%	0.38%	0.33%	0.35%	0.34%	0.38%
Zinc	0.53%	0.64%	0.63%	0.76%	0.64%	0.63%
Sulphide Ore
Tonnes of ore milled	7,937,200	7,360,600	7,084,500	8,617,000	30,999,200	20,637,600
Average recovery rate (1)
Gold	56%	59%	58%	66%	61%	48%
Silver	70%	73%	73%	77%	74%	58%
Lead	69%	68%	68%	74%	70%	60%
Zinc	71%	75%	76%	79%	76%	65%
Concentrates Produced – Payable Metal Produced
Lead Concentrate (DMT)	30,800	33,400	28,500	39,800	132,500	79,800
Zinc Concentrate (DMT)	50,500	61,500	57,100	89,200	258,300	143,700
Gold (ounces)	40,600	43,100	42,800	71,800	198,300	89,800
Silver (ounces)	3,765,400	4,123,500	3,779,600	5,486,000	17,154,500	10,946,400
Lead (thousands of pounds)	36,500	38,500	33,600	46,100	154,700	97,400
Zinc (thousands of pounds)	55,600	66,500	66,400	97,900	286,400	154,500
Oxide Ore
Tonnes of ore processed	3,955,500	3,050,700	2,161,400	1,959,400	11,126,000	10,540,200
Produced
Gold (ounces)	17,000	15,300	13,000	10,500	55,800	78,400
Silver (ounces)	609,000	478,800	423,600	379,600	1,891,000	3,006,200
Sulphide and Oxide Ores – Payable Metal Produced
Gold (ounces)	57,600	58,400	55,800	82,300	254,100	168,200
Silver (ounces)	4,374,400	4,602,300	4,203,200	5,865,600	19,045,500	13,952,600
Lead (thousands of pounds)	36,500	38,500	33,600	46,100	154,700	97,400
Zinc (thousands of pounds)	55,600	66,500	66,400	97,900	286,400	154,500
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	50,900	64,400	50,200	67,900	233,400	165,300
Silver (ounces)	4,075,200	4,894,500	3,819,800	5,103,000	17,892,500	13,860,500
Lead (thousands of pounds)	31,400	41,200	29,200	40,200	142,000	94,500
Zinc (thousands of pounds)	59,500	60,300	67,400	78,500	265,700	143,900
Average realized prices
Gold (per ounce)	$1,403	$1,530	$1,769	$1,607	$1,576	$1,355
Silver (per ounce) (2)	$27.11	$28.03	$30.64	$23.26	$27.02	$21.69
Lead (per pound)	$1.21	$1.15	$1.00	$0.89	$1.06	$1.11
Zinc (per pound)	$1.07	$1.03	$0.93	$0.84	$0.96	$1.08
Total Cash Costs (per ounce of gold) (3)	$(1,488)	$(801)	$(796)	$(447)	$(847)	$(863)

Financial Data and Key Performance Indicators
Revenues (2)	$259	$317	$271	$297	$1,144	$357
Depreciation and depletion	$40	$46	$38	$46	$170	$63
Earnings from operations (2)	$106	$102	$86	$82	$376	$109
Expenditures on mining interests	$18	$20	$51	$81	$170	$197
Sales revenues credited to mining interests, net of treatment and refining charges on concentrate sales (2)	$-	$-	$-	$-	$-	$326
Mining cost per tonne	$1.32	$1.52	$1.55	$1.89	$1.56	$1.12
Milling cost per tonne	$7.08	$8.89	$8.96	$8.47	$8.32	$7.09
General and administration cost per tonne milled	$1.42	$1.87	$1.98	$2.39	$1.92	$2.48
Off-site cost per tonne sold (lead) (4)	$494	$541	$616	$622	$569	$449
Off-site cost per tonne sold (zinc) (4)	$377	$350	$355	$342	$355	$385

(1)

Gold and silver metallurgical recoveries reflect global recoveries to both lead and zinc concentrates. Precious metal recoveries reporting to zinc concentrates in the fourth quarter were approximately 7% and 9% for gold and silver, respectively.

GOLDCORP    |    21

(in United States dollars, tabular amounts in millions, except where noted)

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $3.90 per ounce. The remaining 75% of silver ounces are sold at market rates.

(3)

The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, average total cash costs at Peñasquito for 2011 would be $789 per ounce of gold, $10.51 per ounce of silver, $0.89 per pound of lead and $0.79 per pound of zinc, respectively. Commencing January 2011, production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). The budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $3.90 per ounce with the remaining 75% of silver ounces sold at market rates. Using actual realized sales prices, the co-product average total cash costs would be $739 per ounce of gold, $13.06 per ounce of silver, $0.85 per pound of lead, and $0.68 per pound of zinc for 2011.

(4)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

Gold production for 2011 of 254,100 ounces was 51%, or 85,900 ounces, higher than in 2010 due to the continued ramp up of the sulphide mill throughput rates combined with higher sulphide ore grades and metallurgical recoveries, partially offset by lower oxide gold production. Higher ore grades and metallurgical recoveries were achieved due to the continued advancement of mining operations into the heart of the sulphide zone.

Cash costs for 2011 were 2%, or $16 per ounce, higher than in 2010 due to higher operating costs ($1,189 per ounce) and a stronger Mexican peso ($25 per ounce), partially offset by increased by-product credits ($450 per ounce) and higher gold production ($748 per ounce). The Mexican peso strengthened in 2011 when compared to the four months of 2010 in which Peñasquito was in operation. Higher operating costs resulted primarily from increased labour costs, higher fuel prices and consumption rates, higher electricity prices, higher maintenance contract rates and higher off-site costs.

Gold production for the fourth quarter of 2011 was 47%, or 26,500 ounces, more than in the third quarter of 2011 due to 22% higher sulphide mill throughput, 22% higher gold ore grades and 14% higher metallurgical recoveries. Improved ore grades resulted from mining activities being focused on the higher grade ore in the lower benches of the pit during the fourth quarter of 2011.

Cash costs for the fourth quarter of 2011 were 44%, or $349 per ounce, higher than in the prior quarter due to lower by-product credits ($819 per ounce) and higher operating costs ($585 per ounce), partially offset by higher gold production ($891 per ounce) and a weaker Mexican peso ($164 per ounce). Higher operating costs compared to the prior quarter resulted primarily from increased employee costs.

Peñasquito continued to ramp up production achieving sulphide plant throughput of 93,700 tonnes per day in the fourth quarter with the month of December averaging 107,000 tonnes per day. Key projects including the HPGR supplemental feed system and the increase in height of the tailings dam were completed in the beginning of 2012 and remain on track to achieve the target plant design throughput of 130,000 tonnes per day for the end of the first quarter of 2012.

Construction of the Waste Rock Overland Conveyor system, previously referred to as the In-Pit Crushing and Conveyor (“IPCC”) system, is proceeding according to schedule towards commissioning of the sizer and overland conveyor in the second half of 2012. The waste rock overland conveying system, including the waste stacker, is expected to achieve full production rates in the first quarter of 2013.

On November 1, 2011, Peñasquito commenced receiving electricity from a subsidiary of InterGen in accordance with an interim power supply agreement which resulted in the delivery of approximately 50 megawatt (“MW”) capacity (approximately one third of current demand) to Peñasquito at discounted prices.

A further cost reduction will be realized when the 200MW gas-fired, combined-cycle San Luis de la Paz power plant comes online. Approximately 90% of the plant’s capacity will be committed to Peñasquito and other Goldcorp Mexican operations. Work is progressing towards obtaining regulatory and environmental approvals and construction is now expected to begin in the second half of 2012 with completion by the end of 2014.

Exploration activities in 2011 focused on the definition of the geophysical anomalies and extension of the deep mantos deposits. The RAB drilling identified three anomalies, the most important is located northeast of the Peñasco diatreme, confirming the northeast trend of mineralization. During 2011, eight diamond drill holes were completed for a total of 8,680 metres and 59 RAB holes were completed for a total of 2,496 metres.

22    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito’s open pit operations contained 16.54 million ounces of proven and probable gold reserves at December 31, 2011 (down 11% compared to December 31, 2010) principally due to depletion (540,000 ounces) and increased operating costs which resulted in a downgrade of marginal (low profit) reserves into resources.

GOLDCORP    |    23

(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2011	Total 2010
Tonnes of ore mined	6,016,300	6,492,300	6,639,200	7,124,100	26,271,800	27,499,700
Tonnes of waste removed	9,468,100	7,893,100	12,327,500	9,974,600	39,663,300	31,644,900
Ratio of waste to ore	1.6	1.2	1.9	1.4	1.5	1.2
Tonnes of ore processed	6,034,000	6,619,700	6,684,100	7,228,000	26,565,800	28,055,300
Average grade processed (grams/tonne)	0.75	0.71	0.74	0.75	0.74	0.67
Average recovery rate (1)	46%	47%	47%	47%	47%	44%
Gold (ounces)
– Produced	94,600	83,500	73,200	85,200	336,500	306,100
– Sold	94,100	82,900	74,300	83,600	334,900	304,200
Average realized gold price (per ounce)	$1,382	$1,514	$1,691	$1,661	$1,553	$1,237
Total cash costs (per ounce)	$427	$438	$490	$503	$463	$423

Financial Data
Revenues	$130	$126	$127	$139	$522	$378
Depreciation and depletion	$14	$18	$13	$13	$58	$50
Earnings from operations	$75	$67	$77	$83	$302	$187
Expenditures on mining interests	$19	$13	$29	$13	$74	$48

(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

During 2011, Los Filos achieved record production of 336,500 ounces. Gold production for 2011 was 10%, or 30,400 ounces, more than in 2010 due to the combined effects of 10% higher grades processed, 13% higher solution throughput and 7% higher recovery. The increase in grades and recovery was primarily attributable to a 60%, or 1,410,100 tonnes, increase in higher grade ore from the underground and higher grade ore from the Los Filos pit processed through the crushing and agglomeration plant. The 13% increase in solution throughput was a result of the carbon plant capacity expansion completed during the second quarter of 2011.

Cash costs for 2011 were 9%, or $40 per ounce, higher than in 2010 due to higher operating costs ($98 per ounce, or 247%), offset by an increase in gold production ($41 per ounce, or 104%) and a weaker Mexican peso ($17 per ounce, or 43%). The increase in operating costs was mainly attributable to higher employee costs ($13 million), maintenance spare parts ($7 million), consumables ($5 million), mine equipment rentals ($4 million), diesel consumption ($4 million) and explosives ($3 million), partially offset by a decrease in contractors ($4 million).

Gold production for the fourth quarter of 2011 was 16%, or 12,000 ounces, higher than in the third quarter of 2011 due to an 8% increase in tonnage processed, 7% higher solution throughput and 1% higher grades as well as improved pregnant solution gold contents as the wet season ended.

Cash costs for the fourth quarter of 2011 were 3%, or $13 per ounce, higher than in the third quarter of 2011 due to higher operating costs ($86 per ounce), partially offset by an increase in gold production ($55 per ounce) and a weaker Mexican peso ($18 per ounce). The increase in operating costs was primarily attributable to higher employee costs ($2 million) and other costs ($4 million), including maintenance spare parts, consumables, mine equipment rentals and contractor costs.

The construction of further phases of the Los Filos heap leach pad facility started during the fourth quarter of 2011 and is expected to be completed late in the second quarter of 2012.

The Los Filos mine contained 7.75 million ounces in proven and probable gold reserves at December 31, 2011 (up 42% compared to December 31, 2010). The 2011 exploration program ended successfully with an additional 2.39 million ounces in gold reserves confirming the extension of Los Filos pit towards the 4P south area, and El Bermejal pit towards the north. Both pit extensions provide a significant addition of mineral reserves to the Los Filos property.

24    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2011	Total 2010
Tonnes of ore mined	520,100	550,500	555,300	483,400	2,109,200	2,540,900
Tonnes of waste removed	1,498,200	1,007,100	1,017,900	981,500	4,504,600	4,334,000
Ratio of waste to ore	2.9	1.8	1.8	2.0	2.1	1.7
Tonnes of ore milled	525,800	517,400	526,400	506,300	2,075,900	2,050,300
Average grade processed (grams/tonne)	1.53	1.43	1.63	1.80	1.60	2.45
Average recovery rate	95%	94%	95%	94%	94%	94%
Gold (ounces)
– Produced	24,500	22,400	26,100	27,500	100,500	152,100
– Sold	24,500	22,100	25,500	28,400	100,500	152,200
Average realized gold price (per ounce)	$1,391	$1,519	$1,721	$1,674	$1,583	$1,234
Total cash costs (per ounce)	$499	$593	$475	$535	$524	$301

Financial Data
Revenues	$34	$34	$44	$48	$160	$189
Depreciation and depletion	$6	$13	$11	$13	$43	$66
Earnings from operations	$15	$7	$21	$19	$62	$72
Expenditures on mining interests	$4	$3	$2	$2	$11	$8

Gold production in 2011 was 34%, or 51,600 ounces, lower than in 2010 mainly due to 17% lower tonnage mined and 35% lower grades consistent with the mine plan.

Cash costs were 74%, or $223 per ounce, higher than in 2010 due to lower gold production ($166 per ounce, or 75%) and higher operating costs ($80 per ounce, or 36%), partially offset by the favourable impact of a weaker Mexican peso ($23 per ounce, or 11%). The increase in operating costs was primarily attributable to higher employee costs ($3 million), increased contractor costs ($3 million) and higher maintenance and power costs ($2 million), partially offset by lower site costs and insurance ($2 million).

Gold production for the fourth quarter of 2011 was 5%, or 1,400 ounces, more than in the third quarter of 2011, primarily due to 10% higher grades, consistent with the mine plan.

Cash costs for the fourth quarter of 2011 were 13%, or $60 per ounce, higher than in the third quarter of 2011 due to higher operating costs ($132 per ounce, or 222%), partially offset by higher gold production ($49 per ounce, or 82%) and a weaker Mexican peso ($23 per ounce, or 40%). The increase in operating costs was due mainly to higher employee costs, consumables and maintenance.

The environmental permit for the Trini Pit second stage stripping was received in the third quarter of 2011. El Sauzal’s life of mine has been extended by an additional three years to 2015 as the second stage of the Trini Pit is anticipated to yield in excess of 200,000 gold ounces. Exploration drilling continues to identify areas with potential for reserve addition. These areas are limited to targets adjacent to the existing pits.

El Sauzal contained 0.26 million ounces of proven and probable gold reserves at December 31, 2011 (down 4% compared to December 31, 2010) due to depletion (88,000 ounces) largely offset by improved operational costs and increased metal prices.

GOLDCORP    |    25

(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

Operating Data	Q1	Q2	Q3	Q4	Total 2011	Total 2010
Tonnes of ore milled	373,200	371,200	415,900	525,300	1,685,600	1,599,700
Average mill head grade (grams/tonne)
– Gold	6.91	6.66	7.62	7.96	7.36	5.94
– Silver	166	170	188	186	179	141
Average recovery rate
– Gold	96%	96%	96%	95%	96%	96%
– Silver	91%	91%	92%	89%	91%	87%
Produced (ounces)
– Gold	77,800	78,900	95,000	130,700	382,400	296,100
– Silver	1,769,000	1,896,400	2,291,100	2,822,600	8,779,100	6,259,200
Sold (ounces)
– Gold	77,900	79,600	88,600	135,000	381,100	296,000
– Silver	1,835,800	1,860,600	2,002,000	3,050,400	8,748,800	6,216,600
Average realized price (per ounce)
– Gold	$1,392	$1,509	$1,719	$1,689	$1,598	$1,241
– Silver	$32.91	$37.54	$36.02	$31.33	$34.06	$21.41
Total cash costs (per ounce) (1)	$(324)	$(368)	$(347)	$(337)	$(343)	$(19)

Financial Data
Revenues	$169	$190	$225	$323	$907	$501
Depreciation and depletion	$26	$27	$31	$45	$129	$101
Earnings from operations	$107	$122	$151	$227	$607	$269
Expenditures on mining interests	$19	$26	$27	$33	$105	$73

(1)

The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for 2011 would be $323 per ounce of gold and $5.02 per ounce of silver (2010 – $319 and $5.35, respectively). Commencing January 2011, production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs would be $297 per ounce of gold and $6.14 per ounce of silver for 2011.

Gold and silver production for 2011 was 29%, or 86,300 ounces, and 40%, or 2,519,900 ounces, respectively, higher than in 2010. In comparison to 2010, tonnes milled were 27% higher due to the increase in plant throughput to optimize production in conjunction with the completion of the filter plant. In 2011, head grades for gold and silver were 24% and 27% higher, respectively, compared to 2010. The higher grades were consistent with the mine plan that included the completion of the Marlin open pit at the end of the year. Gold recovery rates were consistent with 2010, with 5% higher silver recovery. The higher recovery for silver was primarily due to the higher average mill head grades. The filter plant was completed and entered commissioning by year end. Production in 2012 will decline consistent with the planned transition to an exclusively underground operation as mining in the primary open pit is now complete. Stockpiled material with an average grade of approximately 1.1 grams per tonne is expected to make up approximately 40% of the mill feed at Marlin in 2012.

Cash costs for 2011 were $324 per ounce lower than in 2010 due to higher silver by-product sales credits ($332 per ounce, or 102%) and higher gold production ($96 per ounce, or 30%), partially offset by higher operating costs ($104 per ounce, or 32%). The increase in operating costs was due to an increase in consumables ($8 million) for the water treatment plant, royalties and community related expenses ($11 million), employee costs ($2 million), and power due to increased tonnage processed and higher unit prices ($2 million).

26    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

With record production for both gold and silver in the fourth quarter of 2011, gold and silver production was 38%, or 35,700 ounces, and 23%, or 531,500 ounces, higher, respectively, than in the third quarter of 2011. The increase in production was due to an increase of 11%, or 46,300 tonnes, milled and 4% higher gold head grade, partially offset by slightly lower recoveries.

Cash costs for the fourth quarter of 2011 were $10 per ounce higher than in the prior quarter due to lower silver by-product sales credits ($106 per ounce) and higher operating costs ($64 per ounce), partially offset by higher gold production ($160 per ounce). The increase in operating costs was primarily attributable to higher royalties and community related expenses ($2 million), higher consumables costs ($2 million) and increased employee costs and contractors ($2 million).

Proven and probable gold reserves at Marlin at December 31, 2011 are 1.25 million ounces (down 18% compared to December 31, 2010) due to reserve depletion in the open pit and the new operational focus on underground mining.

On December 7, 2011, the Inter-American Commission on Human Rights (“IACHR”), notified the Government of Guatemala of its decision to modify the precautionary measures. As modified, the precautionary measures no longer seek to have the Government suspend operations at the Marlin Mine. In 2010, the IACHR, an independent body of the Organization of American States, issued precautionary measures calling on the Government of Guatemala to take action, including suspension of mining activity at Marlin, to protect 18 Mayan communities against alleged environmental and public health concerns related to the mine’s operation. Following the completion of the administrative process mandated by Guatemala’s Mining Law, the Ministry of Energy and Mines on July 8, 2011, issued a resolution declaring that based on the information presented by the agencies of government, the petitioner, the local communities, and Montana Exploradora de Guatemala S.A. de C.V. (“Montana”), a wholly owned subsidiary of Goldcorp and the operator of Marlin, there is no cause for the suspension of operations at Marlin and that Montana has been carrying out mining operations in accordance with the mining law of Guatemala. On July 11, 2011, the Government of Guatemala petitioned the IACHR to declare the precautionary measures without further effect because the government has complied with the measures and because the investigations conducted by the government demonstrate that Marlin has not damaged the environment or health of the communities in the vicinity of the mine. The relevant documents prepared by the Government of Guatemala are available on the web at: http://www.mem.gob.gt/Portal/home.aspx and http://copredeh.gob.gt/index.php?showPage=972.

GOLDCORP    |    27

(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

Operating Data	Q1	Q2	Q3	Q4	Total 2011	Total 2010
Tonnes of ore mined	990,200	2,000,400	2,320,900	3,023,700	8,335,300	9,383,600
Tonnes of waste removed	4,936,500	4,805,800	4,954,900	4,878,400	19,575,600	22,172,600
Ratio of waste to ore	5.0	2.4	2.1	1.6	2.30	2.4
Tonnes of ore milled	3,396,000	3,682,000	3,718,900	3,528,500	14,325,400	14,035,400
Average mill head grade
– Gold (grams/tonne)	0.45	0.47	0.44	0.30	0.42	0.46
– Copper	0.39%	0.45%	0.44%	0.30%	0.40%	0.46%
Average recovery rate
– Gold	69%	68%	72%	69%	69%	71%
– Copper	73%	77%	80%	79%	77%	83%
Produced
– Gold (ounces)	34,100	38,000	38,200	23,200	133,500	152,000
– Copper (thousands of pounds)	21,400	28,000	28,600	18,500	96,500	116,000
Sold
– Gold (ounces)	34,200	37,100	33,600	29,100	134,000	146,800
– Copper (thousands of pounds)	21,400	26,400	23,700	23,000	94,500	111,100
Average realized price
– Gold (per ounce)	$1,383	$1,540	$1,773	$1,651	$1,582	$1,270
– Copper (per pound)	$4.27	$4.15	$2.61	$3.70	$3.68	$3.71
Total cash costs (per gold ounce) (1)	$(232)	$(821)	$(45)	$508	$(188)	$(619)

Financial Data
Revenues	$139	$169	$126	$137	$571	$596
Depreciation and depletion	$15	$17	$15	$13	$60	$65
Earnings from operations	$45	$71	$46	$14	$176	$223
Expenditures for mining interests	$-	$1	$12	$14	$27	$16

(1)

The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for 2011 would be $842 per ounce of gold and $2.34 per pound of copper (2010 – $671 and $1.99, respectively). Commencing January 2011, operating costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for 2011 would be $905 per ounce of gold and $2.25 per pound for copper.

Goldcorp’s share of Alumbrera’s gold and copper production in 2011 was 12%, or 18,500 ounces, and 17%, or 19.5 million pounds, lower than in 2010, respectively. The decrease in gold and copper production was primarily attributable to 9% and 13% lower head grades and 3% and 8% lower recoveries, respectively, partially offset by 2% higher tonnes milled. The reduction in grades and recoveries resulted primarily from the transition of mining activity from Phase 9 to the lower grade Phase 10 areas of the pit and the processing of additional oxidized ore from low grade stockpiles in 2011 due to restricted ore access arising from geotechnical instability in the pit. Despite the lower tonnage mined and the higher gypsum content experienced in 2011 (7% higher than in 2010), tonnes milled were 2% higher than in 2010 as a result of improvements in the grinding and pebbles circuit which provided higher throughput.

Cash costs were 70%, or $431 per ounce, higher than in 2010 due to higher operating costs ($210 per ounce, or 49%), higher YMAD net proceeds payments and royalties ($104 per ounce, or 24%), higher export tax ($58 per ounce, or 13%) and lower gold production ($121 per ounce, or 28%), partially offset by higher by-product sales credits ($62 per ounce, or 14%). The increase in operating costs was primarily due to higher employee costs ($8 million), fuel ($5 million), power ($5 million), consumables and explosives ($5 million) and contractors ($3 million).

Goldcorp’s share of Alumbrera’s gold and copper production for the fourth quarter of 2011 was 39%, or 15,000 ounces, and 35%, or 10.1 million pounds, less than in the third quarter of 2011, respectively. In comparison to the prior quarter, Alumbrera experienced 32% lower head grades in both gold and copper, lower recoveries of 4% and 1%, respectively, and 5% lower ore milled. The lower head grades were due to processing more fresh ore material from Phase 10 West.

Cash costs for the fourth quarter of 2011 were $553 per ounce higher than in the third quarter of 2011 due to higher operating costs ($895 per ounce, or 162%), higher YMAD net proceeds payments and royalties ($610 per ounce, or 110%), higher export tax ($207 per ounce, or 37%) and lower gold production ($265 per ounce, or 48%), partially offset by higher by-product sales credits

28    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

($1,424 per ounce, or 258%). The increase in operating costs was primarily attributable to higher costs for maintenance ($2 million), contractors ($1 million), employee costs ($1 million) and consumables ($1 million), partially offset by lower costs for power ($2 million).

The provisional pricing impact of higher realized copper prices during the fourth quarter of 2011 was $3 million, or $111 per ounce, of which $6 million, or $192 per ounce, related to copper sales in the third quarter of 2011 that settled in the fourth quarter of 2011.

Goldcorp’s share of proven and probable gold reserves at Alumbrera at December 31, 2011 was 1.13 million ounces (down 15% compared to December 31, 2010) due to depletion from mining. No exploration is carried out at Alumbrera.

GOLDCORP    |    29

(in United States dollars, tabular amounts in millions, except where noted)

Marigold mine, United States (Goldcorp’s interest – 66.7%)

Operating Data	Q1	Q2	Q3	Q4	Total 2011	Total 2010
Tonnes of ore mined	2,033,200	2,165,400	2,451,800	1,946,000	8,596,400	6,162,600
Tonnes of waste removed	6,490,700	6,444,400	5,488,100	6,963,200	25,386,400	29,063,300
Ratio of waste to ore	3.2	3.0	2.2	3.6	3.0	4.7
Tonnes of ore processed	2,033,200	2,165,400	2,451,800	1,946,000	8,596,400	6,162,600
Average grade processed (grams/tonne)	0.54	0.56	0.64	0.58	0.58	0.61
Average recovery rate	73%	73%	73%	73%	73%	73%
Gold (ounces)
– Produced	22,500	26,600	25,600	27,800	102,500	91,200
– Sold	22,600	25,500	25,400	30,200	103,700	91,200
Average realized gold price (per ounce)	$1,400	$1,517	$1,678	$1,662	$1,573	$1,224
Total cash costs (per ounce)	$785	$764	$788	$799	$784	$678
Financial Data
Revenues	$32	$39	$43	$49	$163	$112
Depreciation and depletion	$4	$5	$5	$5	$19	$17
Earnings from operations	$9	$14	$18	$20	$61	$30
Expenditures for mining interests	$4	$4	$7	$10	$25	$20

Goldcorp’s share of Marigold’s gold production for 2011 was 12%, or 11,300 ounces, higher than in 2010 as a result of a 39% increase in tonnage placed at 5% lower grades compared to 2010. Tonnage increased as mining transitioned from stripping the Basalt Phase 7 pit into the ore body during the year. Recoverable ounces mined and stacked on the heap leach pad during 2011 exceeded those mined in 2010 by 33%, or 29,100 ounces, resulting in higher production. Focus of the stripping campaign transitioned from Basalt Phase 7 pit to the higher strip ratio Target II pit from which ore will be predominately sourced during 2012.

Cash costs for 2011 were 16%, or $106 per ounce, higher than in 2010 due to higher operating costs ($188 per ounce, or 177%), partially offset by higher gold production ($82 per ounce, or 77%) as a result of 33% additional ounces stacked on the heap leach pad. The increase in operating costs is primarily attributable to higher fuel costs due to longer hauls and increased fuel prices ($7 million), increased production taxes and royalties due to higher production and gold prices ($7 million) and higher employee costs ($6 million).

Gold production for the fourth quarter of 2011 was 8%, or 2,200 ounces, more than in the third quarter of 2011 due to the placement of Basalt Phase 7 ore on the Cell 16 leach pad, which offset the 21% decrease in ore tonnes mined at 9% lower grades. The Cell 16 leach pad was completed and commissioned in mid-September, allowing ore to be placed close to the liner, reducing leach recovery time. Tonnage was lower compared to the prior quarter as focus shifted to stripping in the Target II pit where waste rock removed was 27% more than in the third quarter of 2011 due to reduced cycle times attributable to the commencement of construction on the Trout Creek diversion dam. As planned, grades were lower in the fourth quarter of 2011 as mining activities shifted from the Basalt Phase 7 pit to the top of the Target II pit.

Cash costs for the fourth quarter of 2011 were 1%, or $11 per ounce, higher than in the third quarter of 2011 due to higher operating costs ($136 per ounce), partially offset by higher gold production ($125 per ounce). The increase in operating costs was attributable to higher production taxes and royalties ($3 million) and timing of maintenance activities ($1 million).

Marigold contained 2.32 million ounces (Goldcorp share) of proven and probable gold reserves at December 31, 2011 (up 50% compared to December 31, 2010). Exploration activity for 2011 focused on development drilling in the Target II, Target III and the Red Dot deposits where positive results added 0.50 million ounces to the reserve after 2011 mine depletion of 0.22 million ounces. The increase in the reserve is largely attributable to the conversion of resources to reserves in Red Dot deposit and extends mine life by an additional five years. Another 0.49 million ounces increase is related to a decrease in cut-off grade associated with a higher gold price assumption.

30    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Wharf mine, United States

Operating Data	Q1	Q2	Q3	Q4	Total 2011	Total 2010
Tonnes of ore mined	606,000	611,100	1,124,400	727,300	3,068,800	3,280,200
Tonnes of ore processed	574,300	729,100	897,600	689,500	2,890,500	3,103,300
Average grade processed (grams/tonne)	0.65	0.86	1.03	0.97	0.90	0.71
Average recovery rate	77%	77%	75%	75%	76%	76%
Gold (ounces)
– Produced	13,300	13,300	15,200	25,700	67,500	73,300
– Sold	13,100	12,900	12,800	26,000	64,800	71,300
Average realized gold price (per ounce)	$1,379	$1,505	$1,699	$1,655	$1,578	$1,233
Total cash costs (per ounce)	$898	$655	$614	$523	$643	$645

Financial Data
Revenues	$19	$21	$24	$45	$109	$91
Depreciation and depletion	$1	$1	$-	$1	$3	$6
Earnings from operations	$5	$11	$13	$29	$58	$35
Expenditures for mining interests	$1	$2	$2	$11	$16	$5

Gold production for 2011 was 8%, or 5,800 ounces, less than in 2010. In comparison to 2010, the combination of 7% lower tonnage processed and the drawdown of heap leach inventory in the prior year, more than offset the 27% increase in head grade of ounces stacked to the pad. Tonnage processed was lower in 2011 due to the sequencing of leach pad unloading, resulting in a temporary drop in production capacity as resources were diverted away from mining to remove spent ore from the pads. Additionally, during 2010, implementation of operational improvements resulted in production of approximately 14,000 ounces of gold recovered from pads previously thought to be fully spent. Higher head grades experienced in 2011 was as expected in the mine plan.

Cash costs for 2011 were $2 per ounce lower than in 2010 due to lower operating costs ($71 per ounce), offset by lower gold production ($69 per ounce). Lower operating costs in 2011 were primarily attributable to lower heap leach pad unloading costs incurred during the year.

Gold production for the fourth quarter of 2011 was 69%, or 10,500 ounces, higher than in the third quarter of 2011. In comparison to the prior quarter, heap leach pad inventory was drawn down as liner repairs were completed in the third quarter, resulting in ore being under leach for the full quarter, partially offset by 23% fewer tonnes processed and 6% lower grades. Tonnage processed was lower in the fourth quarter of 2011 due to the sequencing of heap leach pad unloading. Lower head grades experienced in the fourth quarter were as expected in the mine plan.

Cash costs for the fourth quarter of 2011 were 15%, or $91 per ounce, lower than in the third quarter of 2011 due to higher gold production ($384 per ounce), partially offset by higher operating costs ($293 per ounce). The higher operating costs were primarily due to higher production taxes ($2 million), higher equipment rental costs ($2 million), establishment of a community endowment fund ($1 million), and higher prices for fuel and tires ($1 million).

During the fourth quarter of 2011, Wharf received approval for a new Large Scale Mine Permit from the South Dakota Department of Environment and Natural Resources. This new mining permit allows Wharf to expand the operation into new mining areas south of the existing operations, extending the mine life by seven years until approximately 2020. All ore from the expansion area will be processed at Wharf mine’s existing processing facilities at a rate of approximately 3.2 million tonnes per year at a grade of 0.85 grams per tonne.

Wharf contained 0.70 million ounces of proven and probable gold reserves at December 31, 2011 (up 17% compared to December 31, 2010) due to positive exploration results.

GOLDCORP    |    31

(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW

Cerro Negro Project, Argentina

The Cerro Negro gold project is an advanced-stage, high-grade vein system located in the province of Santa Cruz, Argentina. The land position comprises 215 square kilometres with numerous high-grade gold and silver veins. Goldcorp recently updated the reserve and resources at Cerro Negro as a result of drilling results obtained during 2011. As of December 31, 2011, Cerro Negro contained 4.54 million ounces of proven and probable gold reserves (up 119% compared to December 31, 2010) due to a successful exploration program and the development of a feasibility study that include three newly discovered zones: Mariana Central, Mariana Norte and San Marcos. Note an update to the reserves was produced in April 2011 following completion of the Feasibility Study. Estimated Cerro Negro capital expenditures for 2012 that were included in the April 2011 Feasibility Study estimate of $750 million have been increased by $50 million, half of which is due to inflationary pressures specific to Argentina. No additional impact for foreign exchange or inflation is included for 2013. In the event that current Argentine inflation levels persist into 2013 without a decrease in the exchange rate reported, capital expenditures may be subject to further increases.

Throughout 2011, activities at Cerro Negro advanced the project in the overall categories of Infrastructure and Construction, Mine Development and Exploration. Advancements in these areas are contributing to keeping the project on track for projected first gold production in the second half of 2013.

In December 2011, the amended EIA was approved by Provincial authorities in the province of Santa Cruz. The approval of the amended EIA allows for construction of the plant with throughput increased from 1,850 tonnes per day to 4,000 tonnes per day and the concurrent development and mining of three underground vein deposits: Eureka, Mariana Central and Mariana Norte. Development of the Eureka vein has advanced on schedule under previous authorizations, and development of Mariana Central and Mariana Norte has commenced upon receipt of the approval.

At December 31, 2011, total project expenditures and future commitments are $207 million, excluding exploration, of which $97 million is spent and $110 million is committed. Capital expenditures and capitalized exploration, excluding capitalized interest, for the three months ended December 31, 2011 were $42 million and $10 million, respectively (year ended December 31, 2011 – $97 million and $29 million, respectively).

Infrastructure and Construction

Activities are ramping up in line with the schedule. Engineering, Procurement and Construction Management (“EPCM”) activities are steadily progressing with detailed engineering 42% complete by the end of 2011.

Key activities and developments:

•	Equipment with long lead times for delivery, including the ball mill, has been ordered;
•	Expansion of the Eureka camp to accommodate mine development and exploration activities has continued toward expected completion in the third quarter of 2012;
•	Earth works continuing around the plant area including primary and secondary crushing areas, and the concrete batch plant pad;
•	Advancement of civil works of the construction camp including the initial modular units, the office, sewage treatment plant and kitchen;
•	Furthering geotechnical evaluations of the plant and tailings areas; and
•	Securing necessary surface rights and access agreements for the power line right of way.

The project continues to advance sustainable community development initiatives in consultation with the community through development of an influx management plan. These efforts include expansion and modernization of local agricultural concerns; infrastructure investments; construction and expansion of local schools; job training and scholarship awards.

Mine Development

Construction of the underground decline into the Eureka deposit progressed successfully throughout 2011. Construction and development of Mariana Central and Mariana Norte commenced in December after receipt of the approvals for the amended EIA.

32    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Initial surface excavations of the mine portals for ramp development commenced with earth works while excavation of the new ramps into Mariana Central and Mariana Norte are expected to begin in the first quarter of 2012.

Underground development activities at Eureka continue to accelerate. Development is advancing according to schedule, with ore from the Eureka veins anticipated to be mined and stockpiled on the surface in 2012:

•

Total underground development for the Eureka vein in 2011 was 3,228 metres, which included advancement of the decline to a length of 1,621 metres (total planned decline length is approximately 3,900 metres);

•	Mine development in 2011 was approximately 2,552 metres, with 1,028 metres in the fourth quarter of 2011, compared to 747 metres in the third quarter of 2011;
•	The Eureka decline has reached beyond the 450 metre elevation level, an important horizon that will facilitate the commencement of bottom up mining of the top half of the deposit beginning in 2012;
•

To complement the first vertical ventilation raise completed in the third quarter of 2011, a second, larger 4.0 metre vertical ventilation raise was completed with a vertical depth of approximately 155 metres;

•

A vertical raise to connect underground production levels with surface was also completed in the fourth quarter of 2011 to facilitate the placement of backfill into mining areas once production mining commences;

•	Underground diamond drills are conducting definition drilling utilizing a core team of locally hired and trained workers; and
•	Mariana Norte and Mariana Central declines will utilize an expanded workforce housed in the Eureka camp.

Exploration

A successful, sustained and aggressive exploration program at Cerro Negro has resulted in total core drilling of 140,202 metres in 2011. The primary focus of exploration this year has been the in-fill drilling and expansion of the Mariana Central, Mariana Norte and San Marcos deposits. These efforts have resulted in significant extensions in the strike length of all three veins and demonstrated the continued emergence of the adjacent San Marcos Sur deposit. Additionally, two new veins have been discovered, the Mara and Damina veins, located south and east of the Mariana Central vein, highlighting the strong regional potential of the overall Cerro Negro land package. A regional exploration team is being developed that will conduct exploration outside of the core Cerro Negro vein areas throughout 2012:

•

Total core drilling for 2011 was 140,202 metres, with 43,345 metres in the fourth quarter compared to 48,263 metres, 39,823 metres, and 8,772 metres, during the third, second and first quarters of 2011 respectively;

•	Exploration core drilled in October was 20,473 metres, a monthly record for the project; and
•	Approximately 500 diamond drill holes were cored in 2011; all had been logged and shipped to the lab for processing by the end of 2011.

Éléonore Project, Canada

The Éléonore project is located in the northeast corner of the Opinaca Reservoir in the James Bay region of Quebec, Canada. The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the Province of Quebec, located in the core of what Goldcorp believes to be a promising new gold district in North America. Proven and probable gold reserves at Éléonore at December 31, 2011 were 3.03 million ounces, unchanged from December 31, 2010. The mine development plan was not updated following exploration activities that were limited to specific focus areas.

On November 14, 2011, the Company received the certificate of authorization issued by the Quebec Minister of Sustainable Development, Environment and Parks allowing full construction of the Éléonore gold project in northern Quebec. Issuance of the certificate of authorization followed the execution of the collaboration agreement among the Cree Nation of Wemindji, the Grand Council of the Crees (Eeyou Istchee), the Cree Regional Authority and the Company earlier in 2011.

Engineering and Construction

Construction of the production shaft and associated infrastructure commenced in the fourth quarter of 2011, with receipt of the certificate of authorization.

GOLDCORP    |    33

(in United States dollars, tabular amounts in millions, except where noted)

Development at Éléonore has progressed steadily during 2011 with the following achieved:

•	Significant progress on detailed engineering of the production shaft and advancement of related infrastructure including airstrip services;
•	Process flow sheet has been confirmed and equipment with long lead times for delivery is in the process of being ordered;
•	Construction activities focused mainly on upgrade of waste water treatment facilities, waste rock pad expansion, construction camp and administration offices and other related infrastructures; and
•	Permanent bridges installation was substantially completed, and the winter road operations have begun.

Exploration

A total of 46,786 metres of surface diamond drilling was completed in 2011, 10,202 metres completed in the fourth quarter. The drilling was focused mostly between level 450 metres and 800 metres below surface, and continued to define the central portion of the ore body, increase the level of confidence in the geological model and mineral resources and test high-grade results to the north. Exploration drilling is to continue in 2012 from surface and underground, which will start in the third quarter from the bottom of the exploration shaft targeting the depth extensions of the ore zones.

Exploration ramp excavation has progressed significantly and has now advanced to 831 metres in length. During the exploration phase, the ramp will provide drilling access close to the ore body in order to delineate the resources within the early mining areas. The ramp will eventually connect to the exploration shaft at the 650 metre level. By the end of the fourth quarter of 2011, the exploration shaft reached a depth of 636 metres. Sinking of the exploration shaft is planned to reach its targeted depth of 718 metres in the second quarter of 2012.

The project budget is estimated at $1.4 billion from January 1, 2011 and excludes the $346 million spent prior to 2011. At December 31, 2011, total project expenditures since January 1, 2011, excluding investment tax credits and capitalized interest are $345 million, $218 million of which is spent and $127 million of which is committed. Capital expenditures excluding capitalized interest and investment tax credits, during the three months ended December 31, 2011, amounted to $75 million (year ended December 31, 2011 – $218 million). Total project expenditures and commitments since acquisition are $691 million.

Cochenour Project, Canada

The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine and is a key component of Goldcorp’s consolidation plans in the Red Lake district. As a result of 2011 drilling, inferred resources increased 18% compared to December 31, 2010 to 3.21 million ounces of gold. For construction and planning purposes, the Company continues to estimate the Cochenour project as a mineable deposit of 5 million gold ounces.

Development of the old Cochenour shaft continued throughout 2011. The shaft timbers were removed and set up for sinking commenced. The shaft was slashed out to the 150 level for installation of the sinking platform (Galloway). Once the set up was commissioned, sinking resumed. At year end, the shaft was slashed to 83 metres with 55 metres of concrete liner. The first three shaft steel sets were installed.

A number of surface facilities were also completed:

•	The steel erection of the headframe and collar house;
•	Installation and commissioning of the sinking winches on the pad;
•	The process water pump house construction and piping;
•	Surface infrastructure piping and electrical distribution;
•	The architectural and mechanical contractors activities completed in the hoist complex, collar house and headframe;
•	Installation of the hoist complex and headframe complex fire protection system;

34    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

•	Substation was installed and commissioned;
•	The backup generator was commissioned; and
•	The 3 metre service hoist and 4.4 metre production hoists were commissioned, and are now being used for shaft sinking.

Driving of the 5 kilometre Cochenour Red Lake Haulage Drift continued with 36% of the critical path development completed at the end of the year. The 2 kilometre section of track was laid from the shaft station.

Throughout the year, exploration diamond drilling was performed from surface to define the top portion of the Bruce Channel deposit and additional resources at the Cochenour mine. Two drills continue to work in the Cochenour Red Lake Haulage Drift to test the potential of the underexplored area.

The project budget is estimated at $420 million from January 1, 2011 and excludes the $108 million spent prior to 2011. At December 31, 2011, total project expenditures since January 1, 2011, excluding investment tax credits, are $123 million, $118 million of which is spent and $5 million of which is committed. Capital expenditures excluding capitalized interest and investment tax credits, during the three months ended December 31, 2011 amounted to $28 million (year ended December 31, 2011 – $118 million). Total project expenditures and commitments since acquisition are $231 million. Capital expenditures, net of investment tax credits, have been included in the total expenditures on mining interests in Red Lake, and consist mainly of exploration, construction of surface infrastructure, shaft slashing and sinking, and development of the Cochenour Red Lake Haulage Drift.

Pueblo Viejo Project, Dominican Republic (Goldcorp’s interest – 40%)

Pueblo Viejo contains 25.3 million ounces of proven and probable gold reserves, where Goldcorp’s interest represents 10.12 million ounces. The project is a partnership with Barrick Gold Corporation (“Barrick”), the project operator.

At the Pueblo Viejo project in the Dominican Republic, first production continues to be expected in mid-2012 and overall construction is about 90% complete. At the end of the fourth quarter, about 13 million tonnes of ore were stockpiled, representing approximately 1.4 million contained gold ounces. Construction of the tailings facility progressed during the fourth quarter with the receipt of all permits to allow recommencement of construction of the starter dam to its full design height. The oxygen plant is expected to undergo pre-commissioning testing in the first quarter of 2012 and full commissioning of the first two of four autoclaves is expected to occur in the second quarter. Construction of the transmission line connecting the site to the national power grid was completed during the fourth quarter of 2011 and the inter-connect to the grid has been achieved.

As part of a longer-term, optimized power solution for Pueblo Viejo, the Company is advancing a plan to construct a dual fuel power plant at an estimated incremental cost of approximately $300 million (100% basis) or $120 million (Goldcorp’s share), of which 90% is committed. The power plant would commence operations utilizing heavy fuel oil, but have the ability to subsequently transition to lower cost liquid natural gas. The new plant is expected to provide lower cost, long term power to the project. As a result of this optimized power solution, it was determined in the fourth quarter of 2011 that certain of the previously acquired power assets would not be used which resulted in an impairment charge of $45 million, net of tax or $18 million (Goldcorp’s share).

Total mine construction capital is estimated at $3.6-$3.8 billion (100% basis) or $1.4-$1.5 billion (Goldcorp’s share) of which 85% has been committed at the end of the year. Including the $300 million ($120 million – Goldcorp’s share) additional cost related to the alternate power plant, total mine construction capital is estimated at $3.9-$4.1 billion or $1.5-$1.6 billion (Goldcorp’s share).

Pueblo Viejo is expected to contribute approximately 85,000 ounces (Goldcorp’s share) in 2012 as it ramps up to full production in 2013 and Goldcorp’s 40% share of annual gold production in the first full five years of operation is expected to average 415,000-450,000 ounces at total cash costs of less than $350 per ounce. (1)

Capital expenditures during the fourth quarter of 2011, including accrued management fees, amounted to $100 million. Cumulative expenditures to date, including accrued management fees, amounted to $1.3 billion, or $1.0 billion net of the $256 million partial return of invested capital.

GOLDCORP    |    35

(in United States dollars, tabular amounts in millions, except where noted)

In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., Miguel De Pena and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an amparo remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action. PVDC requested the Supreme Court in Santo Domingo to change the venue and the 9th Criminal Court of Santo Domingo was appointed to decide on the matter of Fundacion Amigo de Maimon Inc. No other procedure has occurred. As for Miguel De Pena, the Supreme Court annulled the judgment of the trial court of Cotui against PVDC which ordered PVDC to restore possession of Parcel 451-K to Miguel De Pena. The case has been sent to a new trial court for issuance of ruling. Miguel De Pena also initiated litigation against PVDC to collect approximately $2 million and the 9th Criminal Court rejected the claim. Miguel de Pena also filed a criminal action against PVDC for property violation and the Trial Court of Cotui rejected the action. De Pena appealed the decision and the Appellate Court found that the Trial Judge committed procedural mistakes and remanded the action to a new Trial Court where the matter is pending.

In November 2011, PVDC filed with the Civil and Commercial Trial Cotui Court against the City Hall of the Municipality of Cotui (“City Hall”): (i) a lawsuit demanding compliance by the terms of the Understanding and Cooperation Agreement executed between PVDC and the City Hall; and (ii) a request for the order of a precautionary measure. Through the above actions PVDC seeks to compel the City Hall to comply with its obligations under the aforementioned agreement and to suspend PVDC’s obligation to disburse additional funds until the lawsuit mentioned in (i) above is decided by the court.

In December 2011, Maria de la Cruz filed a damage and compensation claim against PVDC, its Directors and the Ministry of Environment. De la Cruz alleges personal and property damages due to environmental contamination and is seeking a compensation of approximately $7 million and remediation of environmental contamination, which includes historic contamination resulting from the operations of the Pueblo Viejo Mine by Rosario Dominicana (a company operated and owned by the Dominican Government) for which PVDC is not responsible in accordance with the Special Lease Agreement executed with the Dominican Government. Maria de la Cruz together with her husband previously filed a similar action against PVDC and its Directors which the Trial Court declared invalid due to procedural reasons. PVDC intends to vigorously defend the action.

(1)	Based on gold price and oil price assumptions of $1,300 per ounce and $100 per barrel, respectively.

El Morro Project, Chile (Goldcorp’s interest – 70%)

El Morro is an advanced stage, world-class gold/copper project in northern Chile, one of the most attractive mining jurisdictions in the world. El Morro contained 5.84 million ounces (Goldcorp share) of proven and probable gold reserves at December 31, 2011 (up 2% compared to December 31, 2010) due to a redesign of the ultimate pit. The higher gold and copper prices largely offset higher estimated mining operating costs.

Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at 4,000 metre altitude, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date – the El Morro and La Fortuna zones – and the Company has identified several additional targets as part of its regional exploration plan. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current pit.

With the Board approval to proceed with construction of the El Morro copper-gold project in the fourth quarter of 2011, construction at the site will commence in September 2012 and extend over a five-year period at a capital cost of $3.9 billion. Development activities initiated in early 2012 include access road construction, engineering, equipment procurement and exploration. Drilling will focus on additional condemnation for site infrastructure and testing potential extensions of the La Fortuna deposit. Initial production is expected in 2017 with full production expected in 2018.

36    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Technical work on the project’s feasibility study was completed in the latter part of the year. Plant design includes a crushing plant, semi-autogenous grinding (“SAG”) circuit ball mill, rougher flotation and regrind circuit, and cleaner and scavenger flotation banks. Additional mine site infrastructure includes mine access road construction and upgrades, a desalination plant, concentrate filtration plant, and construction of major receiving, storage, and transfer facilities at different locations in Chile en route to the mine. Additional project related infrastructure includes mine access road construction and upgrades, a desalination plant and concentrate filtration plant. The construction of a new access route from the Pan American Highway to the project is also planned. This access route will also serve as the concentrate and water pipeline route, and the preferred location for the project power line. Water supply is planned to be sourced from a reverse-osmosis desalination plant, to be constructed approximately 60 kilometres north of Huasco. The desalination plant is projected to produce 740 litres per second of agricultural-grade quality water, which will be conveyed to site along a 193 kilometre water pipeline. Concentrate will be transferred via pipeline to a concentrate filter plant located remotely from the site.

Following the delivery of the feasibility study report, the project team continued with:

•	Detailed engineering of the fresh water and concentrate pipelines and pumping systems, with expected completion date in the second quarter of 2012;
•	Completion of basic engineering and start of detailed engineering of the desalination plant;
•	Definition of scope and architecture of the camps;
•	Preparation of sectoral permit applications, while receiving environmental approval for road modifications, limited archaeological site clearance, simplification of pipeline creek crossings; and
•	Preparation of road construction for a first quarter 2012 start-up.

Condemnation drilling at the site advanced to over 10,000 metres during 2011. No mineralization of interest has been intersected to date. Drilling continues with two diamond rigs and one RC drill on site, operating in the future mine waste deposit and plant areas, with an additional rig arriving on site in the first quarter of 2012.

At December 31, 2011, total project expenditures and commitments are $105 million, of which $95 million is spent and $10 million is committed. Capital expenditures, excluding capitalized interest, during the three months ended December 31, 2011 were $22 million (year ended December 31, 2011 – $78 million).

The El Morro project was acquired from a subsidiary of New Gold Inc. (“New Gold”), the entity which acquired the El Morro project from Xstrata Copper Chile S.A. (“Xstrata Copper”), a subsidiary of Xstrata plc, pursuant to the exercise of a right of first refusal. The right of first refusal came into effect on October 12, 2009 when Barrick entered into an agreement with Xstrata Copper to acquire Xstrata Copper’s 70% interest in the El Morro project, subject to the right of first refusal not being exercised. On January 7, 2010, the New Gold subsidiary delivered notice to Xstrata Copper that it was exercising the right of first refusal. On January 13, 2010, Goldcorp received a statement of claim filed by Barrick in the Ontario Superior Court of Justice, against Goldcorp, New Gold, and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal. Among the relief requested by Barrick is that the El Morro project be held in trust for the benefit of Barrick. As an alternative, Barrick seeks damages. Barrick subsequently filed a motion to amend its claim to add various Xstrata entities as defendants. All parties agreed to have all claims related to Goldcorp’s acquisition of its interest in the El Morro project heard by the Ontario courts, including the Supreme Court of Canada.

Evidence regarding liability issues was heard in June 2011 and evidence regarding remedy issues was heard in October 2011. All parties have submitted their written arguments and oral arguments were heard during the week of January 30, 2012. The case was reserved following oral argument, and the matter is now before the trial court for its decision. Goldcorp’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and has defended Goldcorp against Barrick’s claim.

On October 21, 2010, Chile introduced new legislation that increased the mining tax rate for large mines from a 5% fixed rate to a progressive tax regime with rates ranging from 5% to 14%, depending on the mining operating profit margin in a given taxation year. The mining operating profit margin is defined as the taxable income of the operation divided by the gross mining revenue of

GOLDCORP    |    37

(in United States dollars, tabular amounts in millions, except where noted)

the operation. Mines with operating margins at 35% or below would still be subject to the 5% mining tax rate. Mines with an operating profit margin of higher than 85% would be subject to a 14% rate. During 2011, New Gold waived the fiscal stability established by its previous D.L. 600 filing. Therefore, the D.L. 600 filing made by Goldcorp at the time of the El Morro acquisition provides fiscal stability to both Goldcorp and New Gold that prevents the new legislation from applying to the El Morro operations for the first 15 years of production.

Camino Rojo Project, Mexico

The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position which includes the Represa deposit. At December 31, 2011, Camino Rojo contained 2.79 million ounces of measured and indicated gold resources (down 19% compared to December 31, 2010). A successful exploration program outlined more oxide and transitional material than previously outlined.

The 2011 drilling program completed a total of 77,360 metres drilled in 353 holes, with 23,150 metres drilled during the fourth quarter of 2011, including 39 resource expansion and in-fill core holes, 2 metallurgical core holes, and 17 reverse-circulation condemnation holes for site facilities. Column tests on oxide material being performed at Peñasquito, started during the third quarter of 2011 and are nearly completed. Samples of transitional material were shipped to a third party laboratory where leach testing is underway. Metallurgical and mineralogical characterizations of the sulphide zone material are underway. The geologic model and an updated resource block model were largely complete by December 31, 2011. This will form the basis of the feasibility study which is expected to be available by mid-2012.

At December 31, 2011, total project expenditures were $24 million. Capital expenditures, excluding capitalized interest, during the three months ended December 31, 2011 amounted to $4 million (year ended December 31, 2011 – $13 million).

Noche Buena Project, Mexico

The Noche Buena project is located approximately 5 kilometres north of the Peñasquito mine. Measured and indicated gold resources at Noche Buena at December 31, 2011 were 0.96 million ounces unchanged from December 31, 2010. The mine plan was not updated following limited exploration activities during the year. The Noche Buena project area totals approximately 24 square kilometres and is immediately adjacent and contiguous with the northern border of the Peñasquito concession block.

The 2011 drilling program ended with 22,694 metres drilled, distributed in 66 holes to explore the lateral and vertical extension of the high grade zone. Initial results earlier in the year showed structurally controlled higher grade mineralization trends. Assay results from the follow-up drilling in the oxide portion of these trends remain in progress. Geologic modeling is underway and will form the basis of the feasibility study which is expected to be available by mid-2012.

Cerro Blanco Project, Guatemala

The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. At December 31, 2011, Cerro Blanco contained 1.27 million ounces of measured and indicated gold resources, unchanged from December 31, 2010. The activities in 2011 were focused on accessing the mineralized zone from underground.

Site-based activities for 2011 were aimed at demonstrating several key concepts in preparation for a project feasibility study which is expected to be completed by mid-2012. Mining of two drifts, from the north and south ends of the deposit (1,315 metres in total), later declining into the ore body, will determine the ability to mine underground in this geothermal area. Towards the end of 2011, mining activities continued in the north and south areas of the ore body, with main declines and ore accesses being developed.

The block model was updated using results from exploration core drilling. Ore core samples were collected and shipped for metallurgical testing which confirmed the gold extraction process methodology. The Merrill-Crowe circuit has been chosen as the recovery method due to a higher content of recoverable silver.

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(in United States dollars, tabular amounts in millions, except where noted)

A geothermal resource, with the potential to generate a significant quantity of geothermal power, is located adjacent to the ore body. Drilling of dewatering/geothermal production wells (800 metres to 1,000 metres in depth) continued during the latter part of 2011. Flow testing on the wells for generation capacity and for the ability to contribute to the dewatering of the ore body will continue into the first quarter of 2012. Results will be used in a feasibility study for the geothermal project to be completed by the second half of 2012.

At December 31, 2011, total project expenditures are $97 million. Capital expenditures during the three months ended December 31, 2011 amounted to $13 million (year ended December 31, 2011 – $45 million).

GOLDCORP    |    39

(in United States dollars, tabular amounts in millions, except where noted)

EXPENSES

	2011	2010
Exploration and evaluation costs	$61	$52
Share of net earnings and losses of associates	98	8
Corporate administration	229	184

Exploration and evaluation costs in 2011 increased $9 million as compared to 2010 primarily due to expansion of drilling programs, primarily at the Company’s Canadian operations.

The Company’s share of net earnings and losses of associates includes a $65 million impairment expense recognized in respect of the Company’s investment in Primero as a result of a significant and prolonged decline in Primero’s quoted market price during 2011. The Company determined that the Company’s equity investment should be written down to the closing share price of Primero at December 31, 2011. In addition, an $18 million, net of tax, impairment expense was recognized in respect of certain power assets at Pueblo Viejo.

Included in corporate administration is share-based compensation expense of $100 million (2010 – $63 million) which increased due to issuance of additional stock options, restricted share units and performance share units and the vesting of previously issued stock options, restricted share units and performance share units. Excluding share-based compensation, corporate administration expense increased $8 million compared to 2010 due to increased corporate activities and the continued international expansion of the Company.

OTHER INCOME (EXPENSES)

	2011	2010
Gains on disposition of securities, net	$319	$1
Impairments on available-for-sale securities	(87)	(2)
Gains (losses) on derivatives, net	82	(33)
Gains on dispositions of mining interests, net	-	407
Finance costs	(23)	(26)
Other income (expenses)	38	(44)
	$329	$303

On February 8, 2011, the Company disposed of its 10.1% interest in Osisko during the first quarter of 2011 and recognized a gain on disposition of $320 million ($279 million after tax). A $1 million loss on disposal of marketable securities was recognized during the fourth quarter of 2011.

For the year ended December 31, 2011, the Company recognized an impairment expense of $87 million (2010 – $2 million) on certain of the Company’s equity and marketable securities and reclassified the cumulative mark-to-market losses previously recognised in other comprehensive income to net earnings.

The Company recorded a net gain on derivatives of $82 million for the year ended December 31, 2011 (2010 – net loss of $33 million). During the year ended December 31, 2011, the Company recognized a $49 million unrealized gain representing the change in fair value of the conversion feature of the Company’s Notes during the year (2010 – unrealized loss of $1 million). The Company has entered into foreign currency, heating oil, copper, lead, zinc and silver contracts. These contracts meet the definition of derivatives and do not qualify for hedge accounting. As a result, they are marked-to-market at each period end with changes in fair values recorded in earnings. The Company recorded a realized gain of $14 million on these contracts (2010 – realized gain of $9 million and an unrealized loss of $4 million). During the year ended December 31, 2011, the Company’s 9.2 million outstanding share purchase warrants were exercised or expired and the Company recognized a realized

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(in United States dollars, tabular amounts in millions, except where noted)

and total gain of $33 million and $28 million, respectively (2010 – unrealized gain of $30 million). The above gains were partially offset by a net loss of $2 million relating to the Silver Wheaton silver contract (2010 – total loss of $66 million) and a $7 million unrealized loss on investments in warrants (2010 – $nil). During the year ended December 31, 2011, the Company recognized a negligible loss representing the change in fair value of the conversion feature of the Primero Convertible Note during the year (2010 – $1 million unrealized loss).

During the year ended December 31, 2010, the Company recognized a net gain of $407 million before tax from the disposition of Escobal ($484 million gain before tax), an exploration property in Mexico ($64 million loss before tax) and certain land in Wharf ($6 million gain before tax). Additionally, the Company disposed of its 21.2% interest in El Limón and recognized a loss on disposition of $19 million before tax.

During the year ended December 31, 2011, the Company incurred finance costs of $23 million (2010 – $26 million) primarily comprised of accretion of reclamation and closure cost obligations and interest on tax reserves.

The Company recognized other income of $38 million during the year ended December 31, 2011 comprised of the reversal of withholding tax accruals at certain of the Company’s operations, $11 million of interest income earned on the Primero 5-year Promissory Note and Primero Convertible Note and higher cash balances, proceeds of $5 million from an insurance claim and $3 million of foreign exchange gains. Other expenses incurred of $44 million during the year ended December 31, 2010, was comprised mainly of transaction costs of $28 million incurred in respect of the acquisitions of Camino Rojo, El Morro and Andean and a $5 million increase in withholding taxes.

INCOME TAXES

Income and mining taxes for the year ended December 31, 2011 amounted to $686 million, approximately 22% of earnings before taxes, and excludes the impact of foreign exchange on deferred taxes, and share-based compensation expenses which are not deductible (2010 – $307 million, or 19%).

The higher effective tax rate in 2011, as compared to 2010, is primarily due to the gain on the disposition of Escobal in 2010 being subject to lower effective tax rate. The 2010 effective rate was also reduced further by the fourth quarter reversal of $13 million arising from a change in Mexican income tax law. In 2011, a significant portion of the impairment of certain equity investments was not tax effected due to uncertainty on the future ability to utilize the related unrealized capital losses. Additionally, during 2011, the government of Quebec legislated changes in the Quebec Mining Duties rate that increased the Quebec Mining Duties rate from 12% to 16%. This resulted in a $23 million deferred tax provision increase in 2011.

On October 21, 2010, Chile increased the Chilean mining tax rate for large mines from a 5% fixed rate to a progressive tax regime with rates ranging from 5% to 14% depending on the mining operating profit margin in a given taxation year. During 2011, Goldcorp, with its joint venture partner, New Gold, have confirmed a mining tax stability agreement with the Chilean government with respect to the El Morro project such that it is expected that the project will not be subject to the new higher mining tax rate for the first 15 years of production from the mine.

NON-CONTROLLING INTERESTS

On February 16, 2010, the Company acquired a 70% interest in Sociedad Contractual Minera El Morro, the owner of the El Morro gold/copper project in Chile, which resulted in a 30% non-controlling interest in the amount of $213 million. During the year ended December 31, 2011, the non-controlling interests share of El Morro’s net earnings was $nil million (February 16 to December 31, 2010 – $nil million).

GOLDCORP    |    41

(in United States dollars, tabular amounts in millions, except where noted)

DISCONTINUED OPERATIONS

San Dimas mine, Mexico

On August 6, 2010, the Company disposed of the assets and liabilities relating to the San Dimas mines, excluding certain non-operational assets, to Primero. In exchange, the Company received $214 million in cash, $159 million in common shares of Primero valued as of August 6, 2010, the $50 million Primero 5-year Promissory Note bearing interest at 6% per annum, the $60 million Primero Convertible Note with a term of one year bearing interest at 3% per annum, which was extended on August 5, 2011 for an additional one year term, and a $4 million working capital adjustment receivable. The following table presents selected data for San Dimas prior to date of disposition:

Operating Data	January 1, 2010 - August 6, 2010 (1)
Tonnes of ore milled	355,000
Average mill head grade (grams/tonne)
– Gold	4.83
– Silver	256
Average recovery rate
– Gold	97%
– Silver	94%
Produced (ounces)
– Gold	53,400
– Silver	2,745,400
Sold (ounces)
– Gold	46,000
– Silver	2,323,500
Average realized price (per ounce)
– Gold	$1,154
– Silver	$4.04
Total cash costs (per ounce)	$409

Financial Data
Revenues	$62
Earnings from mine operations	$31

(1)	Results reflect operations to August 6, 2010, date of disposal.

Terrane

On October 20, 2010, the Company sold its remaining 58.1% interest in Terrane to Thompson Creek Metals Company Inc. (“Thompson Metals”). The Company received C$0.90 in cash and 0.052 common shares of Thompson Creek for each Terrane share held, for total consideration of C$241 million ($236 million) in cash and 13.9 million common shares of Thompson Creek.

The results of Terrane were reclassified and included in net earnings from discontinued operations. The loss from operations for the year ended December 31, 2010 was $16 million.

At December 31, 2010, the Company held 13.6 million Terrane common share purchase warrants which were retained upon disposition of the Company’s 58.1% interest in Terrane. During the year ended December 31, 2011, the Company exercised all of the Terrane common share purchase warrants.

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(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION

The Company has included non-GAAP performance measure – total cash costs, by-product and co-product, per gold ounce – throughout this document. In addition to conventional measures, the Company uses this performance measure to monitor its operating cash costs internally and believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product revenues on the Company’s cost structure. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard.

By-product cash costs incorporates all production costs, adjusted for changes in estimates at the Company’s closed mines which are non-cash in nature, and includes by-product credits and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate the Company’s exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates which may impact the Company’s operating costs.

The following table provides a reconciliation of total cash costs (by-product) per ounce to the consolidated financial statements for the years ended December 31:

	2011	2010
Cash costs, continuing operations
Production costs per consolidated financial statements (1)	$2,042	$1,476
Non-cash reclamation and closure costs	(21)	(26)
Treatment and refining charges on concentrate sales	132	54
By-product silver, copper, lead and zinc sales	(1,580)	(852)
Realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts and foreign exchange	(17)	(10)
Total cash costs (by-product)	556	642
Divided by ounces of gold sold	2,490,200	2,367,800
Total cash costs (by-product) per gold ounce (2)	$223	$271
Cash costs, including discontinued operations
Production costs per consolidated financial statements (1)	$2,042	$1,506
Non-cash reclamation and closure costs	(21)	(26)
Treatment and refining charges on concentrate sales	132	54
By-product silver, copper, lead and zinc sales	(1,580)	(862)
Realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts and foreign exchange	(17)	(11)
Total cash costs (by-product)	556	661
Divided by ounces of gold sold	2,490,200	2,413,800
Total cash costs (by-product) per gold ounce (2)	$223	$274

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(in United States dollars, tabular amounts in millions, except where noted)

Three months ended	December 31 2011	September 30 2011	December 31 2010
Cash costs, continuing operations
Production costs per consolidated financial statements	$619	$460	$503
Non-cash reclamation and closure costs	(51)	13	(5)
Treatment and refining charges on concentrate sales	37	32	31
By-product silver, copper, lead and zinc sales	(414)	(356)	(415)
Realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts and foreign exchange	(12)	(2)	(3)
Total cash costs (by-product)	179	147	111
Divided by ounces of gold sold	685,000	571,500	678,600
Total cash costs (by-product) per gold ounce (3)	$261	$258	$164
Cash costs, including discontinued operations
Production costs per consolidated financial statements	$619	$460	$503
Non-cash reclamation and closure costs	(51)	13	(5)
Treatment and refining charges on concentrate sales	37	32	31
By-product silver, copper, lead and zinc sales	(414)	(356)	(415)
Realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts and foreign exchange	(12)	(2)	(3)
Total cash costs (by-product)	179	147	111
Divided by ounces of gold sold	685,000	571,500	678,600
Total cash costs (by-product) per gold ounce (3)	$261	$258	$164

(1)	$153 million in royalties are included in production costs per the consolidated financial statements (2010 – $110 million).

(2)

If silver, lead and zinc for Peñasquito, silver for Marlin and copper for Alumbrera were treated as co-products, total cash costs for 2011 would be $534 per ounce of gold (2010 – $447 (continuing operations) or $446 (including discontinued operations)).

(3)

If silver, lead and zinc for Peñasquito, silver for Marlin and copper for Alumbrera were treated as co-products, total cash costs for the three months ended December 31, 2011 would be $529 per ounce of gold (three months ended September 30, 2011 – $551; three months ended December 31, 2010 – $472 (continuing operations) or $472 (including discontinued operations)).

NON-GAAP MEASURE – ADJUSTED NET EARNINGS

The Company has included non-GAAP performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

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(in United States dollars, tabular amounts in millions, except where noted)

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the years ended December 31:

	2011	2010
Net earnings attributable to shareholders of Goldcorp per consolidated financial statements	$1,881	$2,051
(Gains) losses on derivatives	(68)	42
Gains on disposition of securities, net of tax	(278)	-
Impairments of securities, net of tax	76	2
Share of net earnings and losses of associates, net of tax	97	8
Gains on dispositions of mining interests, net of tax	-	(425)
Transaction costs related to the acquisition of Andean, Camino Rojo and El Morro projects, net of tax	-	21
Net earnings from discontinued operations	-	(639)
Unrealized losses (gains) on foreign exchange translation of deferred income tax assets and liabilities	89	(39)
Revisions in estimates & liabilities incurred on asset retirement obligations at closed mine sites	15	18
Withholding tax (recovery) expense	(25)	8
Other	(1)	1
Total adjusted net earnings	$1,786	$1,048
Weighted average shares outstanding (000’s)	804,467	735,337
Adjusted net earnings per share	$2.22	$1.43

Three months ended	December 31 2011	September 30 2011	December 31 2010
Net earnings attributable to shareholders of Goldcorp per consolidated financial statements	$405	$336	$560
(Gains) losses on derivatives	(76)	22	70
Loss on disposition of securities, net of tax	1	-	-
Impairment of securities, net of tax	75	-	2
Share of net earnings and losses of associates, net of tax	86	5	5
Transaction costs related to the acquisition of Andean, Camino Rojo and El Morro projects, net of tax	-	-	9
Net earnings from discontinued operations	-	-	(209)
Unrealized losses (gains) on foreign exchange translation of deferred income tax assets and liabilities	29	96	(6)
Revision in estimates & liabilities incurred on asset retirement obligations at closed mine sites	36	(9)	3
Withholding tax (recovery) expense	(25)	-	8
Other	-	-	(11)
Total adjusted net earnings	$531	$450	$431
Weighted average shares outstanding (000’s)	809,829	808,575	736,620
Adjusted net earnings per share	$0.66	$0.56	$0.59

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(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – FREE CASH FLOWS

The Company has included non-GAAP performance measure, free cash flows, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of free cash flows to net cash provided by operating activities of continuing operations per the consolidated financial statements for the years ended December 31:

	2011	2010
Net cash provided by operating activities of continuing operations	$2,366	$1,764
Expenditures on mining interests	(1,677)	(1,171)
Deposits on mining interest expenditures	(101)	(42)
Interest paid	(17)	(12)
Free cash flows	$571	$539

Three months ended	December 31 2011	September 30 2011	December 31 2010
Net cash provided by operating activities of continuing operations	$727	$723	$681
Expenditures on mining interests	(460)	(466)	(372)
Deposits on mining interest expenditures	(62)	(25)	(5)
Interest paid	-	(8)	-
Free cash flows	$205	$224	$304

COMMITMENTS

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the maturities of the Company’s financial liabilities and operating and capital commitments at December 31:

	At December 31 2011					At December 31 2010	At January 1 2010
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total	Total
Accounts payable and accrued liabilities (1)	$612	$-	$-	$-	$612	$560	$382
Current and non-current derivative liabilities	65	58	-	-	123	162	11
Debt re-payments (principal portion)	-	863	-	-	863	863	879
Interest payments on convertible senior notes	17	35	-	-	52	69	89
Capital expenditure commitments	765	-	-	-	765	252	530
Reclamation and closure costs	31	30	36	1,257	1,354	1,040	1,080
Minimum rental and lease payments	3	4	4	-	11	10	12
Other	15	5	4	48	72	23	6
	$1,508	$995	$44	$1,305	$3,852	$2,979	$2,989

(1)	Excludes accrued interest on convertible senior notes which is disclosed separately in the above table.

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(in United States dollars, tabular amounts in millions, except where noted)

At December 31, 2011, the Company had letters of credit outstanding and secured deposits in the amount of $308 million (December 31, 2010 – $308 million; January 1, 2010 – $271 million). In addition, certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns (“NSRs”), modified NSRs, net profits interest (“NPI”) and/or net earnings. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2011, royalties included in production costs amounted to $153 million (2010 – $110 million).

At December 31, 2011, the significant royalty arrangements of the Company were as follows:

Producing mining properties:
Musselwhite	1-5% of NPI
Peñasquito	2% of NSR
Marlin (1)	5% of NSR
Alumbrera	3% of modified NSR plus 20%
YMAD royalty
Marigold	5-10% of NSR
Development projects:
Éléonore	2.2-3.5% of NSR
Cerro Blanco	1% of NSR
Cerro Negro	3-4% of modified NSR and 1% of net earnings
El Morro	2% of NSR
Pueblo Viejo	3.2% of NSR; 0-28.8% NPI

(1)

On January 26, 2012, the Government of Guatemala and the Guatemalan Chamber of Industry publicly announced an agreement to voluntarily increase the royalties paid on the production of precious metals in Guatemala from 1% to 4% of gross revenue. In addition to this increase, Marlin has agreed to pay an additional 1% voluntary royalty.

GOLDCORP    |    47

(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS RISK EXPOSURE

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, money market investments and derivative assets. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable creditworthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2011 is considered to be negligible. The Company invests its cash and cash equivalents and money market investments in highly rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its investments is considered to be low. Foreign currency, heating oil and commodity contracts are entered into with large international financial institutions with strong credit ratings.

The Company’s maximum exposure to credit risk is as follows:

	At December 31 2011	At December 31 2011	At January 1 2010
Cash and cash equivalents	$1,502	$556	$875
Accounts receivable	473	444	279
Money market investments	272	-	-
Current and non-current derivative assets	22	14	10
Current and non-current notes receivable	82	111	-
Accrued interest receivable	5	2	-
	$2,356	$1,127	$1,164

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

During the year ended December 31, 2011, the Company generated operating cash flows from continuing operations of $2,366 million (2010 – $1,764 million). At December 31, 2011, Goldcorp held cash and cash equivalents of $1,502 million (December 31, 2010 – $556 million; January 1, 2010 – $875 million) of which $89 million (December 31, 2010 – $64 million;

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(in United States dollars, tabular amounts in millions, except where noted)

January 1, 2010 – $71 million) is held by the Company’s joint ventures and is not available for use by the Company. At December 31, 2011, the Company had working capital of $2,045 million (excluding working capital of the Company’s joint ventures) (December 31, 2010 – $506 million; January 1, 2010 – $867 million) which the Company defines as current assets less current liabilities.

On November 23, 2011, the Company entered into a $2 billion 5 year senior revolving credit facility with a syndicate of 15 lenders. This unsecured floating rate credit facility replaced the Company’s 2007 $1.5 billion revolving credit facility. Amounts drawn incur interest at LIBOR plus 0.875% to 1.750% per annum and undrawn amounts are subject to a 0.08% to 0.30% per annum commitment fee; both fees are dependent on the Company’s debt ratings. All amounts drawn are required to be refinanced or repaid by November 23, 2016. The revolving credit facility, either previous or existing, has not been used during 2011.

In April 2010, Barrick, the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo ($414 million – Goldcorp’s share). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375 million, $400 million and $260 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. During the year ended December 31, 2011, an additional $159 million was drawn for a total amount drawn of $940 million at December 31, 2011 ($376 million – Goldcorp’s share). The remaining $95 million available ($38 million – Goldcorp’s share) is expected to be drawn during 2012.

In the opinion of management, the working capital at December 31, 2011, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2012 is $2.6 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, El Morro, Camino Rojo and Pueblo Viejo).

For the periods beyond 2012, the Company’s cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red lake, Pueblo Viejo and Cerro Negro.

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos, Guatemalan quetzals and Chilean pesos. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver, copper, lead and zinc production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and long-term assets denominated in non-US dollars relate to goods and services taxes, income taxes, value-added taxes and insurance receivables.

The Company is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss is denominated in a non-US dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2011,

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(in United States dollars, tabular amounts in millions, except where noted)

the Company had $5.6 billion of deferred income tax liabilities, of which $5.1 billion arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006, and Camino Rojo and Cerro Negro in 2010 and which are denominated in currencies other than the US dollar.

The Company is exposed to currency risk through the following financial assets and liabilities and deferred income tax liabilities denominated in currencies other than US dollars:

At December 31, 2011	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Income taxes receivable (payable)	Accounts payable and accrued liabilities	Deferred income tax liabilities
Canadian dollar	$22	$58	$(116)	$(238)	$(852)
Mexican peso	20	58	(13)	(86)	(2,927)
Argentinean peso	20	55	(17)	(25)	(1,304)
Guatemalan quetzal	5	14	(3)	(27)	(21)
Chilean peso	1	3	-	(16)	-
	$68	$188	$(149)	$(392)	$(5,104)

At December 31, 2010
Canadian dollar	$70	$97	$(62)	$(204)	$(784)
Mexican peso	34	90	(177)	(88)	(2,892)
Argentinean peso	1	33	(47)	(48)	(1,305)
Guatemalan quetzal	5	18	(5)	(18)	(11)
Chilean peso	-	1	-	(3)	-
	$110	$239	$(291)	$(361)	$(4,992)

During the year ended December 31, 2011, the Company recognized a gain of $3 million on foreign exchange (2010 – loss of $1 million). Based on the above net exposures at December 31, 2011, a 10% depreciation or appreciation of the above currencies against the US dollar would result in an approximate $10 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2011, the Company recognized a net foreign exchange loss of $84 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2010 – net gain of $35 million). Based on the above net exposures at December 31, 2011, a 10% depreciation or appreciation of the above currencies against the US dollar would result in an approximate $58 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2011 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings, its share of the Pueblo Viejo project financing, cash and cash equivalents and money market investments. At December 31, 2011, the Company’s revolving credit facility is subject to a floating interest rate. In addition, the Primero 5-year Promissory Note and debt component of the $30 million Primero Convertible Note are exposed to interest rate risk as a result of the fixed interest rates earned. The

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(in United States dollars, tabular amounts in millions, except where noted)

Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate paid by the Company during the year ended December 31, 2011 on its revolving credit facility was nil% (2010 – 0.74%). The average interest rate earned by the Company during the year ended December 31, 2011 on its cash and cash equivalents was 0.20% (2010 – 0.20%). A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a nominal increase or decrease in the Company’s after-tax net earnings (2010 – nominal).

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Profitability of the Company in the next year depends on metal prices for gold, silver, copper, lead and zinc. Gold, silver, copper, lead and zinc prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world. A 10% increase or decrease in metal prices would result in a $418 million increase or decrease in the Company’s after-tax net earnings (2010 – $317 million).

The Company has a policy not to hedge gold sales. In accordance with the Company’s Risk Management Policy, the Company may hedge up to 50% and 30% of its by-product base metal sales volume over the next fifteen months and subsequent sixteen to twenty-seven months, respectively, to manage its exposure to fluctuations in base metal prices.

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in a $12 million decrease or increase in the Company’s after-tax net earnings (2010 – $9 million). The Company does not intend to hedge against diesel fuel price fluctuations in Mexico as the government regulates the domestic market. As and when it is determined to be favourable, the Company will enter into hedges against diesel fuel price fluctuations in Canada and the United States. At December 31, 2011, the Company has entered into heating oil contracts to manage its exposure to fuel prices. Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.

The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity investment, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents and money market investments as follows:

	At December 31 2011	At December 31 2010	At January 1 2010
Shareholders’ equity	$21,272	$19,553	$14,375
Current debt included in other current liabilities	-	-	17
Long-term debt	737	695	656
	22,009	20,248	15,048
Less: Cash and cash equivalents	(1,502)	(556)	(875)
Money market investments	(272)	-	-
	$20,235	$19,692	$14,173

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(in United States dollars, tabular amounts in millions, except where noted)

At December 31, 2011, there was no externally imposed capital requirement to which the Company is subject and with which the Company has not complied.

During the year ended December 31, 2011, the Company invested a total of $1,808 million in mining interests, including $447 million at Pueblo Viejo, $268 million at Red Lake, $234 million at Éléonore, $170 million at Peñasquito, $122 million at Cerro Negro, $105 million at Marlin, $95 million at El Morro, $92 million at Porcupine, $74 million at Los Filos and $67 million at Musselwhite.

As at February 15, 2012, there were 810 million common shares of the Company issued and outstanding and 17 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$12.55 per share to C$48.16 per share.

Cash dividend payments during the year ended December 31, 2011 totalled $330 million (2010 – $154 million).

OTHER RISKS AND UNCERTAINTIES

Foreign Operations

In 2011, the majority of the Company’s foreign operations were conducted in Mexico, Guatemala, Argentina, the Dominican Republic, Chile and the United States, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Guatemala, Argentina, the Dominican Republic, Chile and the United States may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.

Government Regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, royalties, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.

Environmental Regulation

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for

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(in United States dollars, tabular amounts in millions, except where noted)

companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s financial position and results of operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Other

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business – Risk Factors” in the Annual Information Form for the year ended December 31, 2010, available at www.sedar.com and to the Company’s Annual Information Form for the year ended December 31, 2011 to be filed on SEDAR.

BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the IASB. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Company adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of January 1, 2010 and the Company’s consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2011, with significant accounting policies as described in notes 2 and 3 of the Company’s consolidated financial statements for the year ended December 31, 2011.

There were no changes to the accounting policies applied by the Company to each of the 2011 quarterly unaudited condensed interim consolidated financial statements, to those applied by the Company to the consolidated financial statements for the year ended December 31, 2011.

CRITICAL JUDGEMENTS AND ESTIMATES

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Management has made the following critical judgements and estimates:

Critical Judgments in Applying Accounting Policies

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the periods presented in these audited consolidated financial statements have

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(in United States dollars, tabular amounts in millions, except where noted)

been impacted by management’s determination that its Peñasquito mine reached the operating levels intended by management on September 1, 2010.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional currency

The functional currency for each of the Company’s subsidiaries, joint ventures and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(d)	Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business.

Key Sources of Estimation Uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment of mining interests and goodwill

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests and goodwill are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.

At December 31, 2011, the Company recognized an impairment expense of $65 million for the Company’s equity investment in Primero due to a prolonged and significant decline in share price.

At December 31, 2011, the carrying amounts of the Company’s mining interests and goodwill were $24,209 million and $1,737 million, respectively.

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(in United States dollars, tabular amounts in millions, except where noted)

(b)	Mine operating costs

In determining mine operating costs recognized in the Consolidated Statements of Earnings, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

At December 31, 2011, the carrying amount of current and non-current inventories was $655 million.

(c)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(d)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred.

At December 31, 2011, the carrying amount of stripping costs capitalized was $90 million.

(e)	Fair values of assets and liabilities acquired in business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired including the associated deferred income taxes and resulting goodwill may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain judgements and estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

In determining the amount for goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the acquired business based on estimates of future revenues, expected conversions of resources to reserves, future production costs and capital expenditures, based on a life of mine plan. To estimate the fair value of the exploration potential, a market approach is used which evaluates recent comparable gold property transactions. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

(f)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

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(in United States dollars, tabular amounts in millions, except where noted)

(g)	Recoverability of notes receivable

In determining whether the Company’s notes receivable from Primero (the “Primero Notes”) are recoverable, management makes estimates of the future cash flows of Primero. Reductions in estimates of future cash flows of Primero can result in a write-down of the carrying amounts of the Primero Notes.

At December 31, 2011, the carrying amounts of the Primero 5-year Promissory Note and debt component of the Convertible Note from Primero were $56 million and $31 million, respectively, which include $5 million of accrued interest included in other current assets.

As part of the impairment assessment performed for the Company’s equity interest in Primero, the Company performed an assessment of recoverability of the Primero Notes based on projected future cash flows for the next five years. The Company determined there was no evidence of impairment of the Primero Notes at December 31, 2011.

(h)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. At December 31, 2011, the carrying amount of the Company’s provision for reclamation and closure cost obligations was $395 million (undiscounted amount – $1,354 million).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(i)	Guarantee of minimum cumulative silver ounces sold by Primero to Silver Wheaton

The Company recognizes a provision for the estimated payment for shortfall ounces on October 15, 2031 (calculated as $0.50 per estimated shortfall ounce) with respect to the guarantee it has provided to Silver Wheaton of the 215 million minimum cumulative ounces of silver to be produced by Primero at San Dimas and sold to Silver Wheaton at the agreed fixed price per ounce by October 15, 2031. The production of silver at San Dimas is not within the Company’s control. The provision is re-measured at the end of each reporting period to reflect changes in estimates of future production at San Dimas based on budget and forecast information obtained from Primero.

At December 31, 2011, the amount recognized as a liability for the Company’s guarantee to Silver Wheaton was $7 million.

(j)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective January 1, 2012

Financial instruments disclosure

In October 2010, the IASB issued amendments to IFRS 7 - Financial Instruments: Disclosures that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

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(in United States dollars, tabular amounts in millions, except where noted)

Income taxes

In December 2010, the IASB issued an amendment to IAS 12 - Income Taxes which provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Accounting standards effective January 1, 2013

Consolidation

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 - Consolidation - special purpose entities and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”) which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

The Company does not anticipate the application of IFRS 10 and IFRS 12 to have a significant impact on its consolidated financial statements.

Joint arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which supersedes IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

The Company has undertaken a preliminary assessment of the impact that IFRS 11 is expected to have on its consolidated financial statements. As a result of the application of IFRS 11, the Company anticipates that its 37.5% interest in Alumbrera, which is currently proportionately consolidated in the Company’s consolidated financial statements, will be required to be accounted for using the equity method and the Company’s share of net earnings and net assets will be separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. For the year ended December 31, 2011, the net effect of accounting for Alumbrera using the equity method would be to remove the Company’s share of revenues and expenses of Alumbrera and increase Goldcorp’s share of earnings of equity investees by $118 million with no impact to net earnings.

The impact on the consolidated balance sheet for the year ended December 31, 2011 would be a net decrease to mining interests of $24 million and a decrease to other assets and total liabilities of $208 million and $232 million, respectively. Using the equity method to account for the Company’s share of Alumbrera’s operating, financing and investing cash flows would result in a decrease to operating cash flows of $74 million (net of distributions of $150 million which are not return of capital distributions) and an increase to investing activities of $82 million.

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(in United States dollars, tabular amounts in millions, except where noted)

Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB with the US Financial Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

The Company does not anticipate the application of IFRS 13 to have a significant impact on its consolidated financial statements.

Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Employee benefits

In June 2011, the IASB issued amendments to IAS 19 - Employee Benefits (“IAS 19”) that introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer or recognize in full in profit or loss actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.

In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact on the classification of liabilities associated with those benefits.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company does not anticipate the amendments to IAS 19 to have a significant impact on its consolidated financial statements.

Stripping costs in the production phase of a surface mine

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted and includes guidance on transition for pre-existing stripping assets.

The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Accounting standards effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based

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(in United States dollars, tabular amounts in millions, except where noted)

on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

On January 1, 2011, the Canadian Accounting Standards Board replaced Canadian GAAP with IFRS for publicly accountable enterprises, with a transition date of January 1, 2010. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRSs, IASs, and interpretations issued by the IFRIC or the former SIC.

The Company implemented its conversion from Canadian GAAP to IFRS through a transition plan that involves the following four phases: scoping and planning (“phase 1”); detailed assessment (“phase 2”); operations implementation (“phase 3”); and post implementation (“phase 4”). Phases 1, 2 and 3 were completed during 2009 and 2010. Phase 4, which involves the maintenance of sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond, has been carried out throughout 2011. Management did not encounter any significant issues during the reporting process for the Company’s 2011 quarterly and annual financial statements.

The conversion from Canadian GAAP to IFRS as a primary basis for preparing the Company’s consolidated financial statements has resulted in (a) changes in the Company’s accounting policies; (b) changes to the Company’s financial reporting process and systems; (c) incremental controls relating to the conversion and the design, implementation and testing of changes to the Company’s financial reporting process and systems; and (d) additional financial expertise and training requirements. The conversion did not have any significant impact on the Company’s financial covenants, key financial performance ratios or compensation plans.

The Company’s consolidated financial statements as at and for the year ended December 31, 2011 have been prepared in accordance with existing IFRS standards with restatements of the comparative balance sheets as at December 31, 2010 and January 1, 2010 and statements of earnings and comprehensive income for the year ended December 31, 2010 as previously reported and prepared in accordance with Canadian GAAP.

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(in United States dollars, tabular amounts in millions, except where noted)

The following tables reconcile the Company’s consolidated balance sheets and statements of earnings and comprehensive income prepared in accordance with Canadian GAAP and as previously reported, to those prepared and reported in the Company’s consolidated financial statements in accordance with IFRS:

Condensed consolidated balance sheets

At January 1, 2010	Canadian GAAP, previously reported	Income taxes (a)	Convertible notes (b)	Share purchase warrants (c)	Other (d)(e)	IFRS
Assets
Current assets	$1,602	$-	$-	$-	$53	$1,655
Non-current assets	19,347	(461)	-	(173)	(64)	18,649
	$20,949	$(461)	$-	$(173)	$(11)	$20,304
Liabilities
Current liabilities	$735	$-	$-	$-	$(99)	$636
Non-current liabilities	4,670	241	173	72	86	5,242
	5,405	241	173	72	(13)	5,878
Equity
Shareholders’ equity	15,493	(702)	(173)	(245)	2	14,375
Non-controlling interests	51	-	-	-	-	51
	15,544	(702)	(173)	(245)	2	14,426
Total liabilities and equity	$20,949	$(461)	$-	$(173)	$(11)	$20,304

At December 31, 2010	Canadian GAAP, as revised (g)	Income taxes (f)	Convertible notes (f)	Share purchase warrants (f)	Other (f)	IFRS
Assets
Current assets	$1,624	$-	$-	$-	$(46)	$1,578
Non-current assets	26,637	(461)	8	(173)	50	26,061
	$28,261	$(461)	$8	$(173)	$4	$27,639
Liabilities
Current liabilities	$1,040	$-	$-	$42	$(166)	$916
Non-current liabilities	6,814	(194)	186	-	151	6,957
	7,854	(194)	186	42	(15)	7,873
Equity
Shareholders’ equity	20,194	(267)	(178)	(215)	19	19,553
Non-controlling interest	213	-	-	-	-	213
	20,407	(267)	(178)	(215)	19	19,766
Total liabilities and equity	$28,261	$(461)	$8	$(173)	$4	$27,639

The following paragraphs explain the key differences between the Company’s accounting policies under IFRS and those under Canadian GAAP and their impacts on the Company’s consolidated balance sheets:

(a)

IAS 12 – Income Taxes (“IAS 12”) requires deferred income taxes to be recognized for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translations of the costs of non-monetary assets and liabilities denominated in foreign currencies (“foreign non-monetary assets and liabilities”). Under Canadian

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(in United States dollars, tabular amounts in millions, except where noted)

GAAP, these temporary differences are not accounted for. The impact of this difference was a decrease of $675 million in opening retained earnings at January 1, 2010.

In accordance with IAS 12, deferred income taxes are not recognized for temporary differences that arise from differences between the fair values and tax bases of assets acquired in a transaction other than a business combination. Under Canadian GAAP, deferred income taxes are recognized for such temporary differences. In accordance with IAS 12, the Company derecognized the deferred income tax liability recorded on initial recognition of the Gold Eagle Mine Ltd’s assets acquired in February 2008 which resulted in a decrease of $27 million in opening retained earnings at January 1, 2010.

(b)

In accordance with IAS 32, an issuer’s option to settle in cash upon conversion results in the conversion feature of convertible debt being accounted for as an embedded derivative which must be separately accounted for at fair value on initial recognition. The carrying amount of the debt component, on initial recognition, is calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the conversion feature. Transaction costs are allocated to the debt and derivative components in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to the derivative component are expensed, while costs allocated to the debt component are offset against the carrying amount of the liability and included in the determination of the effective interest rate. Subsequent to initial recognition, the derivative component is re-measured at fair value at the end of each reporting period while the debt component is accreted to the face value of the debt using the effective interest method.

The Company has the option to settle in cash upon conversion of the Notes issued on June 5, 2009. Accordingly, the conversion feature of the Notes meets the definition of a derivative which must be accounted for separately from the host debt component. The Company recorded adjustments to (a) reclassify the conversion feature of the Notes from equity to non-current derivative liabilities, (b) re-measure the proceeds allocated to the debt and derivative components on initial recognition, (c) expense the transaction costs allocated to the derivative component, (d) capitalize the transaction costs allocated to the debt component against the carrying amount of the liability and (e) re-measure the derivative component at fair value as at January 1, 2010. The impacts of the adjustments at January 1, 2010 were to increase non-current derivative liabilities by $231 million, decrease long-term debt by $62 million, increase deferred income tax liabilities by $4 million, decrease equity by $173 million, including a decrease to opening retained earnings of $17 million.

(c)

In accordance with IAS 39, share purchase warrants issued with exercise prices denominated in foreign currencies are classified and presented as derivative liabilities and measured at fair value. Under Canadian GAAP, all warrants are presented as equity. At January 1, 2010, the Company had 9.2 million share purchase warrants outstanding with C$ exercise prices included in equity with a carrying amount of $50 million for Canadian GAAP purposes. For IFRS purposes, the carrying amount of these warrants were reclassified from equity to non-current derivative liabilities, re-measured at fair value with the difference between the fair value and amount removed from equity being recognized as an adjustment to opening retained earnings. An opening retained earnings adjustment was also recorded for share purchase warrants previously exercised, calculated as the difference between the fair values of the share purchase warrants on the dates of exercise and the amounts previously recorded in share capital. The accounting for share purchase warrants with C$ exercise prices owned by Silver Wheaton prior to the disposition of the Company’s interest in Silver Wheaton in February 2008 as derivative liabilities measured at fair value resulted in a $275 million increase to the excess consideration received on the disposition which has been accounted for partially as additional gain on disposition of Silver Wheaton shares in February 2008 ($102 million) and as a reduction in the carrying amount of certain mining interests ($173 million). The impacts of the adjustments relating to share purchase warrants were to decrease mining interests by $173 million, increase non-current derivative liabilities by $72 million, decrease share purchase warrants included in equity by $50 million, increase share capital by $762 million and decrease opening retained earnings by $957 million.

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(in United States dollars, tabular amounts in millions, except where noted)

(d)	In accordance with and as permitted by IFRS 1, the Company made the following adjustments:

(i)

increased cumulative reclamation and closure costs capitalized and included in the carrying amounts of operating mines and development projects at January 1, 2010 by $9 million. Depletion of reclamation and closure costs capitalized and included in the carrying amounts of mining properties and accretion of reclamation and closure cost obligations for periods commencing on or after January 1, 2010 have been calculated based on the adjusted amounts of reclamation and closure cost obligations at January 1, 2010;

(ii)

recognized the cumulative net actuarial gains on the Company’s defined benefit plans which had not yet been recognized under Canadian GAAP in the amount of $3 million in opening retained earnings at January 1, 2010;

(iii)	recognized the $102 million cumulative translation difference from translating the Company’s Canadian operations prior to April 1, 2005 in opening retained earnings at January 1, 2010; and

(iv)

measure an item of property, plant and equipment at fair value using the written-down carrying amount of the Pamour open pit, included in the carrying amount of the Porcupine mining interests, and use that fair value as measured under Canadian GAAP at December 31, 2008, less subsequent depreciation and depletion, and use that fair value as the deemed cost of the Pamour pit on January 1, 2010. As a result of this election, the Company reclassified $19 million from accumulated depreciation, depletion and impairment loss to costs of mining properties at January 1, 2010. The election had no impact on total equity.

(e)

In accordance with IAS 12, the Company reclassified $108 million in deferred income tax liabilities from current to non-current liabilities at January 1, 2010 (December 31, 2010 – $175 million) and $4 million in deferred income tax assets from current to non-current assets (December 31, 2010 – $46 million).

In accordance with IFRS 5 – Non-current Assets Held For Sale (“IFRS 5”), the Company reclassified the carrying amount of the El Limón mining property from non-current assets to current asset held for sale.

(f)

The significant impacts of IFRS on the Company’s consolidated balance sheet at December 31, 2010 include those described above and those described below in the reconciliation of the Company’s condensed statements of earnings and comprehensive income. In addition, the Company made the following adjustment:

(i)

retrospectively adjusted the carrying amount of the non-controlling interest in El Morro based on the final measurements determined during the fourth quarter of 2010 for assets and liabilities acquired in the El Morro business combination on February 16, 2010. The significant impacts of the retrospective adjustment were to increase mining interests and deferred income tax liabilities by $39 million and $43 million, respectively, and reduce non-controlling interests by $7 million at December 31, 2010.

(g)	As the Company finalized the Andean purchase price allocation during the fourth quarter of 2011, the Company retrospectively adjusted the Canadian GAAP consolidated balance sheet.

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Condensed consolidated statements of earnings and comprehensive income

Year ended December 31, 2010	Canadian GAAP, as previously reported	Income taxes (a)	Convertible notes and share purchase warrants (b)(c)	San Dimas discontinued operation (d)	Other (e)	IFRS
Revenues	$3,800	$-	$-	$(62)	$-	$3,738
Mine operating costs	(2,101)	-	-	31	(8)	(2,078)
Earnings from mine operations	1,699	-	-	(31)	(8)	1,660
Share of earnings and losses of associates, net of tax	-	-	-	-	(8)	(8)
Exploration and evaluation costs and corporate administration	(229)	-	-	-	(7)	(236)
Earnings from operations	1,470	-	-	(31)	(23)	1,416
Losses on derivatives, net	(62)	-	29	-	-	(33)
Gains on dispositions of mining interests, net	780	-	-	(373)	-	407
Losses on foreign exchange, net	(355)	354	-	1	-	-
Other	(107)	-	(4)	1	39	(71)
Earnings from continuing operations before taxes	1,726	354	25	(402)	16	1,719
Income taxes	(346)	85	(1)	(48)	3	(307)
Net earnings from continuing operations	1,380	439	24	(450)	19	1,412
Net earnings from discontinued operations	186	(4)	-	450	(1)	631
Net earnings	$1,566	$435	$24	$-	$18	$2,043
Other comprehensive income, net of tax	$323	$-	$-	$-	$-	$323
Total comprehensive income	$1,889	$435	$24	$-	$18	$2,366

The significant impacts of IFRS on the Company’s consolidated statements of earnings and comprehensive income are as follows:

(a)

For the year ended December 31, 2010, the Company reclassified foreign exchange losses on deferred income taxes to deferred income tax recovery adjustments, and recorded a $439 million deferred income tax recovery adjustment to reflect the impact of foreign exchange movements on its foreign non-monetary assets and liabilities in accordance with IAS 12. Additionally, the Company recorded $4 million in current income tax expense relating to intercompany gains which was eliminated under Canadian GAAP for the year ended December 31, 2010.

(b)

For the year ended December 31, 2010, the Company recognized a decrease in net earnings of $5 million to reflect the $1 million increase in fair value of the conversion feature of the Company’s Notes during the period and $4 million additional interest expense on the Notes as a result of accounting for the Company’s Notes using the principles of IAS 32 and IAS 39 as described above.

(c)

For the year ended December 31, 2010, the Company recognized an increase in net earnings of $30 million to reflect the change in fair value of the share purchase warrants outstanding during the year as a result of accounting for the share purchase warrants using the principles of IAS 39 as described above.

(d)

In accordance with the criteria under IFRS 5 for classification of a component of the Company that has been disposed of, the Company has presented the results of San Dimas in net earnings from discontinued operations.

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(in United States dollars, tabular amounts in millions, except where noted)

(e)	For the year ended December 31, 2010, the Company:

(i)

capitalized an additional $44 million of borrowing costs incurred (net of tax – $39 million) as part of the costs of mining properties in accordance with IAS 23, which were expensed under Canadian GAAP;

(ii)

increased its provision for reclamation and closure costs by $22 million (net of tax – $16 million) to reflect the re-measurement of the Company’s obligations at the end of each reporting period in accordance with IAS 37; and

(iii)

recorded a provision for constructive obligations in the amount of $7 million (net of tax – $5 million), in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), which were not recognized under Canadian GAAP.

Consolidated Statements of Cash Flows

For IFRS purposes, the Company has presented the cash flows of San Dimas in cash flows from discontinued operations in accordance with IAS 7 – Statement of Cash Flows. In addition, interest incurred that is capitalized and included in the carrying amount of qualifying mining properties has been presented as cash flows from investing activities. As a result, the Company’s cash flows from continuing operations prepared and reported in these consolidated financial statements in accordance with IFRS differ from those prepared in accordance with Canadian GAAP and as previously reported as follows:

Year ended December 31, 2010:

(i)	Net cash provided by operating activities of continuing operations – decreased from $1,787 million to $1,764 million.

(ii)	Net cash used in investing activities of continuing operations – increased from $2,249 million to $2,398 million.

OUTLOOK

For 2012, the Company expects to produce approximately 2.6 million ounces of gold at a total cash cost of $250 to $275 per ounce on a by-product basis. On a co-product basis, the Company is forecasting total cash costs in the range of $550 to $600 per ounce of gold, based on an allocation of Peñasquito operating expenses against the four primary metals produced in proportion to assumed revenues. Assumptions used to forecast total cash costs for 2012 include $1,600 per ounce of gold; by-product metal prices of $34.00 per ounce silver; $3.50 per pound copper; $0.90 per pound zinc; $0.90 per pound lead; an oil price of $95 per barrel; and the Canadian dollar and Mexican peso at $1.00 and $13.00, respectively, to the US dollar.

Capital expenditures for 2012 are forecast at approximately $2.6 billion of which approximately 60% is allocated to projects and 40% to operations. Major project expenditures in 2012 include approximately $0.5 billion at Cerro Negro, $0.4 billion at Éléonore, $0.35 billion at Pueblo Viejo, and $0.2 billion at El Morro. Exploration expenditures in 2012 are expected to amount to approximately $0.2 billion, of which approximately one third is expected to be expensed. Goldcorp’s primary focus will remain on the replacement of reserves mined and on extending existing gold zones at all of its prospective mines and projects. Corporate administration expense, excluding stock based compensation, is forecast at $160 million for 2012. Depreciation, depletion and amortization expense is expected to be approximately $325 per ounce. The company expects an overall effective tax rate of 30% for 2012.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The financial reporting changes that resulted from the application of IFRS accounting policies which were implemented during the year ended December 31, 2011 have not materially affected, or are not reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Limitation on scope of design

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Alumbrera, an entity in which the Company holds a 37.5% interest because the Company does not have the ability to dictate or modify controls at this entity and the Company does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2.2% of total assets, 1.9% of net assets, 10.6% of revenues, 7.9% of earnings from operations and 6.3% of net earnings of the Company, as of and for the year ended December 31, 2011, as disclosed in the Company’s consolidated financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and

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(in United States dollars, tabular amounts in millions, except where noted)

condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2010 available at www.sedar.com and to the Company’s Annual Information Form for the year ended December 31, 2011 to be filed on SEDAR. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

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CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of Goldcorp for the year ended December 31, 2010 available at www.sedar.com, and to the Company’s Annual Information Form for the year ended December 31, 2011 to be filed on SEDAR for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.

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